NOTICE OF ANNUAL AND SPECIAL MEETING
OF THE SHAREHOLDERS OF BRIGUS GOLD CORP.

- and -

MANAGEMENT INFORMATION CIRCULAR

Delta Halifax Hotel
MacKay Room
1990 Barrington Street
Halifax, Nova Scotia B3J 1P2

MAY 23, 2012
11:00 a.m. Halifax Local Time

___________________________________

Circular dated April 13, 2012

 ____________________________________

BRIGUS GOLD CORP.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of shareholders ("Shareholders") of Brigus Gold Corp. (the "Corporation") will be held at the Delta Halifax Hotel, MacKay Room, 1990 Barrington Street, Halifax, Nova Scotia B3J 1P2, on Wednesday, May 23, 2012 at 11:00 a.m. (Halifax local time) for the following purposes:

1.	to receive the annual report and the financial statements for the year ended December 31, 2011 and the report of the auditor thereon;

2.	to re-appoint the Corporation’s auditor and to authorize the directors to fix its remuneration;

3.	to elect directors;

4.	to ratify and confirm the adoption of a shareholder rights plan for the Corporation, as set out in the accompanying management information circular (the "Information Circular");

5.	to consider and, if thought fit, pass an ordinary resolution of Shareholders approving the implementation of an employee share purchase plan (the "Employee Share Purchase Plan") of the Corporation and the reservation of 5,000,000 common shares of the Corporation for issuance thereunder, as more fully described in the attached Information Circular;

6.	to consider and, if thought fit, pass an ordinary resolution of Shareholders approving the implementation of a deferred share unit plan (the "Deferred Share Unit Plan"), and the reservation of 5,000,000 common shares of the Corporation for issuance thereunder, as more fully described in the attached Information Circular; and

7.	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A form of proxy solicited by management of the Corporation in respect of the Meeting is enclosed herewith.

Shareholders who are unable to be present at the Meeting are requested to sign the enclosed form of proxy and return it in the envelope provided for that purpose. To be effective, the form of proxy must be received at the offices of CIBC Mellon Trust Company, 320 Bay Street, 3rd Floor, Toronto, Ontario M5H 4A6 Canada, or, by facsimile at (416) 368-2502 or toll free fax 1-866-781-3111 no later than 5:00 p.m. (EST) on May 21, 2012 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting, or in either case by such later date and time as the Board may determine in its sole discretion. The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting.

DATED this 13th day of April, 2012

By Order of the Board

(signed) Wade K. Dawe
Chairman, Chief Executive Officer and President

Brigus Management Information Circular	i

BRIGUS GOLD CORP.
MANAGEMENT INFORMATION CIRCULAR

This management information circular (the "Information Circular") is furnished to the shareholders (the "Shareholders") of Brigus Gold Corp. ("Brigus" or the "Corporation") in connection with the solicitation of proxies by the management of the Corporation for use at the annual and special meeting of the Shareholders (the "Meeting") and any adjournment or adjournments thereof.

This Information Circular and the accompanying forms of notice and proxy as well as other related meeting materials are being mailed to Shareholders. Unless otherwise indicated, information in this Information Circular is given as of April 13, 2012.

No person is authorized to give any information or to make any representation not contained in this Information Circular, and if given or made, such information or representation should not be relied upon as having been authorized. This Information Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of any offer or proxy solicitation. Neither delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular shall, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Information Circular.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

In this Information Circular, unless otherwise indicated, all references to ''$'' ''US$'' or ''U.S. dollars'' refer to United States dollars, and all references to "Cdn$" refer to Canadian dollars.

On April 13, 2012, the exchange rate for one Canadian dollar expressed in United States dollars, based upon the noon buying rates provided by the Bank of Canada, was US$1.00 (Cdn$1.00 = US$1.00).

Brigus Management Information Circular	1

SHAREHOLDER PROPOSAL

The Canada Business Corporations Act ("CBCA"), the Corporation's governing corporate statute, provides that shareholder proposals must be received at least 90 days before the anniversary date of the previous annual meeting of shareholders to be considered for inclusion in the Information Circular and the form of proxy for the Meeting of the Shareholders. The Corporation did not receive any shareholder proposals that are required to be included in this Information Circular.

Part I
GENERAL PROXY MATERIALS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation by and on behalf of the management of the Corporation of proxies to be used at the Meeting to be held at the time and place and for the purposes set forth in the accompanying notice of meeting (the "Notice of Meeting"), and at any adjournment or adjournments thereof. In addition to solicitation by mail, certain officers, directors, employees and service providers of the Corporation may solicit proxies by telephone, electronic mail, facsimile or personally. These persons will receive no compensation for such solicitation other than their regular fees or salaries. The cost of solicitation by management will be borne directly by the Corporation. The head office of the Corporation is located at 1969 Upper Water Street, Suite 2001, Purdy's Wharf Tower II, Halifax, Nova Scotia B3J 3R7.

Advice to Beneficial Holders

The information set forth in this section is of significant importance to many public Shareholders as a substantial number of the public Shareholders do not hold common shares of the Corporation (the "Common Shares") in their own names. Shareholders who do not hold their Common Shares in their own names (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of the Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees in Canada are prohibited from voting Common Shares for their clients. The directors and officers of the Corporation may not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholders how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. ("Broadridge"). Broadridge typically applies a decal to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with a Broadridge decal on it cannot use that proxy to vote shares directly at the Meeting. The proxy must be returned to Broadridge well in advance of the Meeting in order to have the shares voted.

Brigus Management Information Circular	2

Since the Corporation may not have access to the names of its non-registered Shareholders, if a Beneficial Shareholder attends the Meeting, the Corporation will have no record of the Beneficial Shareholder's shareholdings or of its entitlement to vote unless the Beneficial Shareholder's nominee has appointed the Beneficial Shareholder as proxyholder. Therefore, a Beneficial Shareholder who wishes to vote in person at the Meeting must insert his or her own name in the space provided on the voting instruction form sent to the Beneficial Shareholder by its nominee, and sign and return the voting instruction form by following the signing and returning instructions provided by its nominee. By doing so, the Beneficial Shareholder will be instructing its nominee to appoint the Beneficial Shareholder as proxyholder. The Beneficial Shareholder should not otherwise complete the voting instruction form as his or her vote will be taken at the Meeting.

Advice to Registered Holders

A registered holder of Common Shares can vote their Common Shares in person at the Meeting or by proxy. A registered holder who does not wish to attend the Meeting or does not wish to vote in person should submit their form of proxy. Registered holders who wish to vote in person at the Meeting are encouraged to vote by submitting a proxy. Voting by proxy will not prevent a registered holder from voting in person if they attend the Meeting and duly revoke their previously granted proxy, but will ensure that their vote is counted if they are unable to attend the Meeting.

The Common Shares represented by the accompanying form of proxy (if the same is properly executed in favour of Wade K. Dawe, the management nominees, and is received at the offices of CIBC Mellon Trust Company, 320 Bay Street, 3rd Floor, Toronto, Ontario M5H 4A6 Canada, or by facsimile at (416) 368-2502 or toll free fax 1-866-781-3111 no later than 5:00 p.m. (EST) on May 21, 2012 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays or holidays, preceding the time of such adjourned Meeting, or in either case by such later date and time as the board of directors of the Corporation (the "Board") may determine in its sole discretion) will be voted at the Meeting, and, where a choice is specified in respect of any matter to be acted upon, will be voted in accordance with the specification made. In the absence of such a specification, such Common Shares will be voted in favour of such matter.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters set forth in the accompanying Notice of Meeting, or all other business or matters that may properly come before the Meeting. At the date hereof, management of the Corporation knows of no such amendments, variations or other business or matters to come before the Meeting.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are a director and officer of the Corporation and an officer of the Corporation, respectively. A shareholder desiring to appoint some other person to represent him or her at the Meeting may do so either by inserting such person's name in the blank space provided in the accompanying form of proxy and striking out the names of the management nominees or by duly completing another proper form of proxy and, in either case, depositing the completed proxy at the offices of the Corporation's registrar and transfer agent, CIBC Mellon Trust Company, through its Administrative Agent, Canadian Transfer Company Inc., 320 Bay Street, 3rd Floor, Toronto, Ontario M5H 4A6 Canada, or by facsimile at (416) 368-2502 before the specified time described in the previous section.

Brigus Management Information Circular	3

A Shareholder giving a proxy has the power to revoke it. Such revocation may be made by the Shareholder attending the Meeting by fully executing another form of proxy bearing a later date and duly depositing the same before the specified time, or by written instrument revoking such proxy duly executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof, duly authorized, and deposited either at the head office of the Corporation or its registrar and transfer agent at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law. Such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

Voting Securities and Principal Holders of Voting Securities

The authorized capital of the Corporation consists of an unlimited number of Common Shares without nominal or par value, of which 217,309,183 Common Shares were issued and outstanding as at the date of this Information Circular.

Each Shareholder is entitled to one vote for each Common Share shown as registered in his or her name on the list of Shareholders, which will be available for inspection at the Meeting. The directors have fixed April 12, 2012 as the record date for the Meeting. Accordingly, pursuant to the CBCA, only Shareholders of record as at the close of business on April 12, 2012 are entitled to receive notice of and to attend and vote at the Meeting.

To the knowledge of the directors and officers of the Corporation, as of the date of this Information Circular, no person beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the votes attached to Common Shares.

Part II
CORPORATE GOVERNANCE OF THE CORPORATION

Statement of Corporate Governance Practices

National Instrument 58-101 - Disclosure of Corporate Governance Practices (the "Guidelines") requires certain disclosure regarding the corporate governance practices of the Corporation. The Corporation is pleased to make the following disclosure regarding its corporate governance policies. A detailed description of the Corporation's governance practices is provided in Schedule "A" to this Information Circular and the Charter of the Board of Directors (the "Charter") is attached as Appendix "1" to Schedule "A".

Brigus Management Information Circular	4

Board Composition

The Board of Directors ("Board") is currently composed of seven directors, Messrs. Wade K. Dawe, Harry Burgess, Derrick Gill, Michael Gross, Marvin K. Kaiser, David W. Peat and Charles E. Stott, all of whom are standing for election at the Meeting (See Part III – Matters to be Acted Upon – Election of Directors). Of the current Board members, six are considered by the Board to be "independent" within the meaning of the Guidelines and Charter, as each does not have a direct or indirect material relationship with the Corporation. For the purposes of the Guidelines, a "material relationship" with the Corporation is a relationship which could, in the view of the Board, reasonably be expected to interfere with the exercise of a director's independent judgment. Mr. Dawe, Chairman, Chief Executive Officer and President of the Corporation, is not independent within the meaning of the Guidelines, the Charter and the rules and regulations of the NYSE Amex. In deciding whether a particular director is independent, the Board examines the factual circumstances of each director and considers them in the context of many factors. The role of the Chairman is described in the Charter set forth in Appendix "1" of Schedule "A" to this Information Circular. The Board believes that the size and composition of the Board has served the Corporation and its Shareholders well and that all of its directors, including its non-independent director, have made valuable contributions to the Board, the Corporation and its subsidiaries. The Board is of the view that Mr. Dawe possesses an extensive knowledge of the Corporation's business and has extensive business experience, which has proven to be beneficial to the other directors, and his participation as a director has contributed to the effectiveness of the Board. The Board also believes that Mr. Dawe is sensitive to conflicts of interest and excuses himself from deliberations and voting in appropriate circumstances.

Since Mr. Dawe, as Chairman, is not independent within the meaning of the Guidelines, the Board has appointed Dr. Gross as a Lead Independent Director from the ranks of the independent directors. Dr. Gross, as the Lead Independent Director, shall chair meetings of the independent directors and relay comments or recommendations to the Chairman of the Board and Chief Executive Officer. The Lead Independent Director is also responsible for setting procedures for meetings of the independent directors and will act as Chair of the Board at any meeting where the Chair is absent. The Lead Independent Director will also carry out other functions or assignments as requested by the Board.

Board Committees

At December 31, 2011, the Board had three standing committees, namely, the Audit Committee, the Nominations and Compensation Committee ("NCC" or "Nominations and Compensation Committee") and the Health, Safety and Environment Committee ("HSEC" or "Health, Safety and Environment Committee"). In addition, as and when required, the Board can appoint ad hoc committees to deal with specific matters.

On November 9, 2010, the Board adopted a Board of Directors Charter and adopted, revised and updated the NCC Charter. On March 29, 2011, the Board adopted, revised and updated the Audit Committee, HSEC Charter and a Code of Ethics for directors, management and employees of the Corporation.

Audit Committee

The Audit Committee is composed of the following three independent directors, which is consistent with the recommendations in the Guidelines and the requirements of the TSX: Messrs. Gill, Kaiser and Peat. Mr. Peat is chairman of the Audit Committee. The Board has determined that each of Messrs. Gill, Kaiser and Peat meet the independence and the financial literacy requirements of National Instrument 52-110 - Audit Committees and are "financially sophisticated," as defined in the rules promulgated by the NYSE Amex.

The Audit Committee is responsible for the integrity of the Corporation's internal accounting and control systems. The Committee receives and reviews the financial statements of the Corporation and makes recommendations thereon to the Board prior to their approval by the full Board. The Audit Committee oversees the work of the external auditor and communicates directly with the Corporation's external auditor in order to discuss audit and related matters whenever appropriate. The Annual Information Form ("AIF") of the Corporation filed with the Canadian securities regulatory authorities contains certain information relating to the Audit Committee, as well as the Audit Committee Charter. The AIF can be accessed on SEDAR at www.sedar.com.

Brigus Management Information Circular	5

Nominations and Compensation Committee

The NCC is currently composed of the following three independent directors: Messrs. Gill, Gross and Stott. Dr. Gross serves as chairman of the NCC and has completed the Rotman Directorship program and is a member of the Institute of Directors. All directors of the NCC bring years of experience from sitting on other mining company boards. Mr. Gill brings specific compensation experience to the Committee through his work as an industry consultant. Mr. Stott has been exposed to several companies’ compensation practices and policies during his career, most notably as President and CEO of Gold Capital Corporation, Horizon Resources and Amax Gold Inc.

The purpose of the NCC is to assist the Board in:

(1)	developing and implementing the Corporation's governance guidelines;

(2)	identifying and recommending to the Board individuals qualified to become directors;

(3)	identifying and recommending to the Board individuals qualified to become chief executive officer ("CEO" or "Chief Executive Officer");

(4)	recommending to the Board individuals qualified to become officers based upon recommendations of the CEO;

(5)	recommending the composition of the Board and its committees;

(6)	developing and overseeing the process to assess the effectiveness of the Board chair, the Board, the Board committees, chairs of committees, and individual directors;

(7)	overseeing the Corporation's policies concerning business conduct, ethics and other matters;

(8)	its oversight and responsibilities relating to the compensation, evaluation and succession of senior management; and

(9)	the compensation of directors.

Brigus Management Information Circular	6

The responsibilities of the NCC include: (i) developing and recommending to the Board, the Charter, as well as the disclosure of the Corporation's governance guidelines and principles in the Corporation's public disclosure documents, in accordance with all applicable laws and regulations; (ii) developing and recommending to the Board policies regarding general responsibilities and functions of the Board and its members and the organization and responsibilities of Board committees, including committee charters; (iii) identifying, considering and recommending for approval by the Board, candidates qualified to become new directors and the nominees for election and/or appointment at the next annual meeting of Shareholders; (iv) assisting in the orientation of newly elected or appointed directors, including and becoming acquainted with the Corporation's governance processes, and encourage continuing education opportunities for all members of the Board; (v) identifying, considering and recommending for approval by the Board, a candidate for the position of CEO; (vi) based upon recommendations of the CEO, considering and recommending for approval by the Board, candidates qualified to become officers of the Corporation; (vii) reviewing, reporting, and where appropriate, providing recommendations to the Board on the Corporation's Disclosure Policy, Code of Business Conduct, Insider Trading Policy, and other governance-related policies and guidelines, and recommend changes as deemed appropriate from time to time; (viii) reviewing and, where appropriate, providing recommendations to the Board on the Corporation's risk management and insurance policies; (ix) reviewing with the CEO management's assessment of existing management resources and making plans for ensuring the qualified personnel will be available as required for succession to senior management positions and to report to the Board on this matter at least once each year; (x) reviewing and assessing annually, in conjunction with the Board, the performance of the CEO against preset corporate and individual goals and objectives approved by the NCC; (xi) reviewing with the CEO the annual performance assessments of senior management, and to report annually to the Board on those assessments; (xii) reviewing and determining director compensation for Board and committee service, (xiii) overseeing and recommending for approval by the Board the Corporation's management compensation policy and specifically considering and recommending annually for approval by the independent directors all forms of compensation for the CEO; (xiv) reviewing the executive compensation disclosure package before the Corporation publicly discloses executive compensation information; and (xv) developing and overseeing a process to allow each director to assess the effectiveness and performance of the Board and the chair, the committees of the Board and their respective chairs, and individual members of the Board, including members of the NCC.

The NCC has the authority to engage outside counsel and other outside advisors as it deems appropriate to assist the NCC in performance of its functions. The Committee did not feel it necessary to retain the help of an advisor in 2011.

Health, Safety and Environment Committee

The HSEC is currently composed of the following three independent directors: Messrs. Burgess, Gross and Stott. Mr. Stott serves as chairman of the HSEC.

The Board has adopted a HSEC Charter, which, among other responsibilities, requires the HSEC to assist the Board in ensuring that the Corporation undertakes and conducts, in compliance with all applicable statutory and regulatory laws, and the Corporation policies, its operations in a safe and responsible manner, with due regard to:

(1)	the safety and health of its employees; and

(2)	the impact of its operations on the natural environment, including the environmental impacts in the local community in which it operates.

Part III
MATTERS TO BE ACTED UPON

1.	Re-Appointment of Auditor

The management of the Corporation recommends the re-appointment of Deloitte & Touche LLP Chartered Accountants ("Deloitte"), as the external auditor of the Corporation for the fiscal year 2012. Deloitte has been the auditor for the Corporation since 2002. Unless such authority is withheld, the Common Shares represented by the accompanying form of proxy will be voted in favour of the re-appointment of Deloitte as auditor of the Corporation to hold office until the next annual meeting of shareholders and authorizing the directors of the Corporation to fix their remuneration.

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This resolution requires the approval of a simple majority of the votes cast at the Meeting, in person or by proxy, in order to be approved.

In the absence of instructions to the contrary, the Common Shares represented by a properly executed form of proxy in favour of the persons designated by management of the Corporation will be voted FOR the re-appointment of Deloitte & Touche LLP Independent Registered Chartered Accountants as auditor of the Corporation.

2.	Election of Directors

Directors of the Corporation are elected annually by the Shareholders and will hold office until the next annual general meeting of Shareholders. The constating documents of the Corporation provide that the number of directors to be elected shall be a minimum of three (3) and a maximum of fifteen (15). A Board of seven (7) directors is to be elected at the Meeting.

It is intended that the persons named in the accompanying form of proxy will vote the Common Shares represented thereby in favour of electing as directors the nominees named below. Unless such authority is withheld, the Common Shares represented by the accompanying form of proxy will be voted in favour of the nominees set out below.

The term of office of all present directors of the Corporation expires at the Meeting. Management has been informed by each nominee that he is willing to stand for election or re-election, as applicable, and serve as a director. Each of the directors will be elected on an individual basis.

In the absence of instructions to the contrary, the Common Shares represented by a properly executed form of proxy in favour of the persons designated by management of the Corporation will be voted FOR the election as directors of the nominees whose names are set forth below.

Name and Municipality of Residence and Date First Become a Director	Present Principal Occupation	Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(1) at the date of this Information Circular		Percentage of Total Outstanding Common Shares at the date of this Information Circular
Wade K. Dawe Halifax, Nova Scotia, Canada (8) June 25, 2010	Chairman, Chief Executive Officer and President of the Corporation	2,998,144	(8)	1.379%
Harry Burgess (4) Toronto, Ontario, Canada November 18, 2010	Senior Associate Mining Engineer of Micon International Limited	20,000		0.009%
Derrick Gill (2) (3) St. John's, NL, Canada June 25, 2010	Executive Vice President and Principal Consultant of Strategic Concepts Inc.	40,000		0.018%

Brigus Management Information Circular	8

Name and Municipality of Residence and Date First Become a Director	Present Principal Occupation	Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly(1) at the date of this Information Circular		Percentage of Total Outstanding Common Shares at the date of this Information Circular
Dr. Michael Gross (3)(4)(6) Halifax, Nova Scotia, Canada June 25, 2010	Professor of Orthopaedic surgery at Dalhousie University	1,578,085		0.726%
Marvin K. Kaiser(2) Mayfield, Kentucky, USA May 24, 2006	Retired Business Executive	16,250		0.007%
David W. Peat (2)(5) Fernandina Beach, Florida, USA May 24, 2006	Financial Consultant	16,250		0.007%
Charles E. Stott (3)(4)(7)(9) Evergreen, Colorado, USA August 6, 2002	Independent Mining Consultant	41,450	(9)	0.019%

Notes:

1)	The information as to Common Shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective parties.
2)	Member of the Audit Committee.
3)	Member of the Nominations and Compensation Committee.
4)	Member of the Health, Safety and Environment Committee.
5)	Chairman of the Audit Committee.
6)	Chairman of the Nominations and Compensation Committee.
7)	Chairman of the Health, Safety and Environment Committee.
8)	Mr. Dawe owns 1,989,848 Common Shares directly and 1,008,296 Common Shares indirectly.
9)	Mr. Stott owns 3,000 Common Shares directly and 38,450 indirectly.

The following are brief profiles of the directors of the Corporation, including a brief description of each individual's principal occupation within the past five years.

Wade K. Dawe — Chairman, President and Chief Executive Officer

Mr. Dawe is the chairman, CEO and President of the Corporation. He has been an entrepreneur in Canadian mining and venture capital industries since 1994 and has consistently demonstrated strong results for shareholders through strategic planning, quality acquisitions and partnerships, and by retaining and developing industry respected senior management and directors. He is chairman and a director of Linear Metals Corporation ("Linear Metals"), and serves on the board of directors of ImmunoVaccine Inc. and NWest Energy Corp. Mr. Dawe has a bachelor of commerce degree from Memorial University of Newfoundland, where he currently serves on the Advisory Board to the Faculty of Business Administration. Mr. Dawe's philanthropic activities include establishing and personally funding the annual James R. Pearcey Entrepreneurial Scholarship at Memorial University. Mr. Dawe, a native of Newfoundland and Labrador, is also a member of the Young Presidents' Organization, an international organization for business leaders.

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Harry Burgess — Director

Mr. Burgess is a director and member of the Health, Safety and Environment Committee of the Corporation. He is a Senior Associate Mining Engineer of Micon International Limited ("Micon") of Toronto, Ontario. As a founder of Micon, he has over 30 years experience in the mining industry, including conducting due diligence reviews, operational monitoring and benchmark studies. Prior to his consulting career, he held senior management positions in the copper and gold mining industry in Zambia and South Africa. He is a member of the Professional Engineers of Ontario and the Canadian Institute of Mining and Metallurgy, as well as a fellow of the Institute of Materials, Minerals and Mining and the Australian Institute of Mining and Metallurgy. He is also a director of Vena Resources Inc., a TSX-listed company, and Acme Resources Corp., a TSXV-listed company and is on the board of several other mining companies. Mr. Burgess received his bachelor's degree with honours in mechanical engineering at the Imperial College of Science and Technology, University of London and his bachelor's degree in mining engineering at the Royal School of Mines, University of London. He earned his master's degree in engineering from the University of Witwatersrand, Johannesburg.

Derrick Gill — Director

Mr. Gill is a director, a member of the Audit Committee and of the Nominations and Compensation Committee of the Corporation. Mr. Gill is the Executive Vice President and Principal Consultant of Strategic Concepts Inc., which provides strategic planning, financial modeling and business development consultation to major mining and oil and gas projects in Canada. He is also a member of the advisory board of the Atlantic Canada Opportunities Agency’s Atlantic Innovation Fund. Mr. Gill’s 30-year career has included executive roles at Vale Inco Newfoundland & Labrador Limited (formerly Voisey's Bay Nickel Company), Diamond Fields International Ltd. (formerly Diamond Fields Resources Inc.) and Bristol Communications. Mr. Gill currently serves as the chair of Genesis, a commercial research and development arm of Memorial University in Newfoundland and Labrador. He is also a director of Crosshair Exploration & Mining Corp. Mr. Gill received his undergraduate degree in business administration from Memorial University.

Michael Gross – Director

Dr. Gross is a director, chairman of the Nominations and Compensation Committee a member of the Health, Safety and Environment Committee, and the independent lead director of the Corporation. He has extensive capital markets experience, having served as either an executive or as a director with a number of venture stage companies. Dr. Gross was a founder and chairman of the board of NWest Energy Corp. prior to its successful initial public offering in 2008. He was a director of Linear Metals, but stood down in 2011 to maintain an appropriate level of separation of Brigus Gold from Linear Metals Corporation. A Professor of Orthopaedic surgery for over 20 years, he consults extensively in design and implantation techniques with the Orthopaedic manufacturing industry. Dr. Gross is also the founder of companies specializing in proprietary medical devices. He received his degree in medicine from the University of Newcastle Upon Tyne in England. He obtained a Fellowship in Surgery in London and a Canadian Fellowship in Orthopaedic Surgery in 1981. He has completed the Rotman Directorship program and is a member of the Institute of Directors.

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Marvin K. Kaiser– Director

Mr. Kaiser is a director and member of the Audit Committee of the Corporation. He has over 40 years of experience in the mining industry and is a Certified Public Accountant. At the time of his retirement in 2006, he was Executive Vice President and Chief Administrative Officer of The Doe Run Company ("Doe Run"), an international natural resource company focused on the mining, smelting, recycling and fabrication of metals. Prior to joining Doe Run, Mr. Kaiser was the Chief Financial Officer of Amax Gold Inc from 1989 to 1993. He serves as a director of Gryphon Gold, Inc. and Uranium Resources, Inc. as well as two privately held exploration companies. Mr. Kaiser received his bachelor's degree in accounting from Southern Illinois University and serves as a director of the Southern Illinois University Foundation.

David W. Peat — Director

Mr. Peat is a director and chairman of the Audit Committee of the Corporation. He has over 25 years of executive experience in financial leadership in support of mining corporations. Mr. Peat has held multiple executive positions including Vice President and Chief Financial Officer of Frontera Copper Corporation from 2006 through 2009; Vice President and Global Controller of Newmont Mining Corporation from 2002 through 2004; and Vice President of Finance and Chief Financial Officer of Homestake Mining Company from 1999 through 2002. Mr. Peat began his career at Price Waterhouse in Toronto and he has been a member of the Institute of Chartered Accountants of Ontario since 1978. He is currently a director and chairman of the Audit Committee of Gabriel Resources Ltd and a director and chairman of the Audit Committee of the Sunshine Silver Mines Corporation, a privately held silver exploration and development company. Mr. Peat received his bachelor's degree in economics from the University of Western Ontario, and a bachelor's of commerce, with honours in business administration, from the University of Windsor, Ontario.

Charles E. Stott— Director

Mr. Stott is a director, chairman of the Health, Safety and Environment Committee and member of the Nominations and Compensation Committee. He has been an independent mining consultant with T. P. McNulty & Associates since 1995, which provides consulting services to the mineral, metal and chemical industries. He was the former chairman of Apollo Gold Corporation, the predecessor company of Brigus. He served as President and CEO for Gold Capital Corporation from 1994 to 1995; Horizon Resources from 1990 to 1993; and Amax Gold Inc. from 1986 to 1989. He is a director of Western Troy Capital Resources Inc. and Hazen Research, Inc. since 2002. Mr. Stott received his bachelor's degree in mining engineering from the Colorado School of Mines and his juris doctor degree from Hastings College of Law, University of California.

Corporate Cease Trade Orders, Penalties and Bankruptcies

To the best of the Corporation's knowledge, no existing or proposed director is, or within the 10 years prior to the date hereof has been, a director or chief executive officer or chief financial officer of any company that, while that person was acting in that capacity,

(a)	was subject to an order that was issued while the proposed director was acting in the capacity of director, chief executive officer or chief financial officer; or

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(b)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

To the Corporation's knowledge, no existing or proposed director of the Corporation has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Other than as described below, to the Corporation's knowledge, no existing or proposed director of the Corporation is or has been, within the 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Marvin Kaiser was a director of Constellation Copper Corporation, which filed an assignment in bankruptcy under the Bankruptcy and Insolvency Act (Canada) in December 2008.

Conflicts of Interest

The directors are required by law to act honestly and in good faith with a view to the best interests of the Corporation and to disclose any interests that they may have in any project or opportunity of the Corporation. If a conflict of interest arises at a meeting of the Board, any director in a conflict will disclose his interest and abstain from voting on such matter.

To the best of the Corporation's knowledge, and other than disclosed herein, there are no known existing or potential conflicts of interest among the Corporation, its promoters, directors and officers or other members of management of the Corporation or of any proposed promoter, director, officer or other member of management as a result of their outside business interests, except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Corporation and their duties as a director or officer of such other companies.

3.	Approval of Shareholder Rights Plan

At the Meeting, the Shareholders will be asked to ratify and confirm the adoption of the shareholder rights plan adopted by the Corporation on January 18, 2012 (the "Shareholder Rights Plan"). The Shareholder Rights Plan is intended to provide for the fair treatment of Shareholders in connection with any take-over bid for the Corporation and is designed to provide the Board and the Shareholders with more time to fully consider any unsolicited take-over bid for the Corporation without undue pressure. Furthermore, the Shareholder Rights Plan will allow the Board to pursue, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge. The following is a brief summary of the Shareholder Rights Plan which is qualified in its entirety by reference to the text of the Shareholder Rights Plan Agreement, which is hereby incorporated by reference and is available for review under the Corporation’s profile at www.sedar.com where it was filed on January 17, 2012. The approval of the Shareholder Rights Plan is not being recommended in response to or in contemplation of any known take-over bid or other similar transaction.

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Purpose of the Plan

The objectives of the Shareholder Rights Plan are to ensure, to the extent possible, that all Shareholders are treated equally and fairly in connection with any take-over bid for the Corporation. Take-over bids may be structured to be coercive or may be initiated at a time when the Board will have a difficult time preparing an adequate response to the offer. Accordingly, such offers do not always result in Shareholders receiving equal or fair treatment or full or maximum value for their investment. Under current Canadian securities legislation, a take-over bid is required to remain open for 35 days, a period of time which may be insufficient for the directors to: (i) evaluate a take-over bid (particularly if it includes share or trust unit consideration); (ii) explore, develop and pursue alternatives which are superior to the take-over bid and which could maximize Shareholder value; and (iii) make reasoned recommendations to the Shareholders.

The Shareholder Rights Plan discourages discriminatory, coercive or unfair take-overs of the Corporation and gives the Board time if, under the circumstances, the Board determines it is appropriate to take such time, to pursue alternatives to maximize Shareholder value in the event an unsolicited take-over bid is made for all or a portion of the outstanding Shares. As set forth in detail below, the Shareholder Rights Plan discourages coercive hostile takeover bids by creating the potential that any Shares which may be acquired or held by such a bidder will be significantly diluted. The potential for significant dilution to the holdings of such a bidder can occur as the Shareholder Rights Plan provides that all holders of Shares who are not related to the bidder will be entitled to exercise rights issued to them under the Shareholder Rights Plan and to acquire Shares at a substantial discount to prevailing market prices. The bidder or the persons related to the bidder will not be entitled to exercise any Rights (defined below) under the Shareholder Rights Plan. Accordingly, the Shareholder Rights Plan will encourage potential bidders to make take-over bids by means of a Permitted Bid (as defined below) or to approach the Board to negotiate a mutually acceptable transaction. The Permitted Bid provisions of the Shareholder Rights Plan are designed to ensure that in any take-over bid for outstanding Shares of the Shareholders, all Shareholders are treated equally and are given adequate time to properly assess such take-over bid on a fully informed basis.

The Shareholder Rights Plan is not being proposed to prevent a take-over of the Corporation, to secure the continuance of management or the directors of the Corporation in their respective offices or to deter fair offers for the Shares.

Term

Provided the Shareholder Rights Plan is approved at the Meeting, the Shareholder Rights Plan (unless terminated earlier) will remain in effect until the close of business on the day immediately following the date of the Corporation's annual meeting of Shareholders in 2015 unless the term of the Shareholder Rights Plan is extended beyond such date by resolution of Shareholders at such meeting.

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Issuance of Rights

The Rights Plan provides that one right (a "Right") will be issued by the Corporation pursuant to the Shareholder Rights Plan in respect of each Voting Share outstanding as of the close of business (Toronto time) (the "Record Time") on the Effective Date. "Voting Shares" include the Shares and any other shares of the Corporation entitled to vote generally in the election of all directors. One Right will also be issued for each additional Voting Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time, subject to the earlier termination or expiration of the Rights as set out in the Shareholder Rights Plan. As of the Effective Date, the only Voting Shares outstanding will be the Shares. The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per share until the Rights separate from the underlying Shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which Shareholders trade their Shares.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Shares issued after the Record Time. Rights are also attached to Shares outstanding on the Effective Date, although share certificates issued prior to the Effective Date will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the Shares and will not be exercisable or transferable separately from the Shares. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates and will be transferable separately from the Shares.

Separation of Rights

The Rights will become exercisable and begin to trade separately from the associated Shares at the "Separation Time" which is generally (subject to the ability of the Board to defer the Separation Time) the close of business on the tenth trading day after the earliest to occur of:

1.	the first date of public announcement that a person or group of affiliated or associated persons or persons acting jointly or in concert has become an "Acquiring Person", meaning that such person or group has acquired Beneficial Ownership (as defined in the Rights Plan) of 20% or more of the outstanding Voting Shares other than as a result of: (i) a reduction in the number of Voting Shares outstanding; (ii) a "Permitted Bid" or "Competing Permitted Bid" (as defined below); (iii) acquisitions of Voting Shares in respect of which the Board has waived the application of the Shareholder Rights Plan; or (iv) other specified exempt acquisitions and pro rata acquisitions in which shareholders participate on a pro rata basis;

2.	the date of commencement of, or the first public announcement of an intention of any person (other than the Corporation or any of its subsidiaries) to commence a take-over bid (other than a Permitted Bid or a Competing Permitted Bid) where the Voting Shares subject to the bid owned by that person (including affiliates, associates and others acting jointly or in concert therewith) would constitute 20% or more of the outstanding Voting Shares; and

3.	the date upon which a Permitted Bid or Competing Permitted Bid ceases to qualify as such.

Promptly following the Separation Time, separate certificates evidencing rights ("Rights Certificates") will be mailed to the holders of record of the Voting Shares as of the Separation Time and the Rights Certificates alone will evidence the Rights.

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Rights Exercise Privilege

After the Separation Time, each Right entitles the holder thereof to purchase one Share at an initial "Exercise Price" equal to three times the "Market Price" at the Separation Time. The Market Price is defined as the average of the daily closing prices per share of such securities on each of the 20 consecutive trading days through and including the trading day immediately preceding the Separation Time. Following a transaction which results in a person become an Acquiring Person (a "Flip-In Event"), the Rights entitle the holder thereof to receive, upon exercise, such number of Shares which have an aggregate Market Price (as of the date of the Flip-In Event) equal to twice the then Exercise Price of the Rights for an amount in cash equal to the Exercise Price. In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and other acting jointly or in concert therewith), or a transferee of any such person, will be null and void. A Flip-In Event does not include acquisitions approved by the Board or acquisitions pursuant to a Permitted Bid or Competing Permitted Bid.

Permitted Bid Requirements

A bidder can make a take-over bid and acquire Voting Shares without triggering a Flip-In Event under the Rights Plan if the take-over bid qualifies as a Permitted Bid.

The requirements of a "Permitted Bid" include the following:

•	the take-over bid must be made by means of a take-over bid circular;
•	the take-over bid is made to all holders of Voting Shares on the books of the Corporation, other than the offeror;
•	no Voting Shares are taken up or paid for pursuant to the take-over bid unless more than 50% of the Voting Shares held by Independent Shareholders: (i) shall have been deposited or tendered pursuant to the takeover bid and not withdrawn; and (ii) have previously been or are taken up at the same time;
•	no Voting Shares are taken up or paid for pursuant to the take-over bid prior to the close of business on the date that is no earlier than the later of: (i) 35 days after the date of the take-over bid (the minimum period required under securities law); and (ii) 60 days following the date of the take-over bid;
•	Voting Shares may be deposited pursuant to such take-over bid at any time during the period of time between the date of the take-over bid and the date on which Voting Shares may be taken up and paid for and any Voting Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and
•	if on the date on which Voting Shares may be taken up and paid for under the take-over bid, more than 50% of the Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the take-over bid and not withdrawn, the offeror makes a public announcement of that fact and the takeover bid is extended to remain open for deposits and tenders of Voting Shares for not less than 10 business days from the date of such public announcement.

The Rights Plan also allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days (the minimum period required under Canadian securities laws).

Permitted Lock-Up Agreements

A person will not become an Acquiring Person by virtue of having entered into an agreement (a "Permitted Lock-Up Agreement") with a Shareholder whereby the Shareholder agrees to deposit or tender Voting Shares to a take-over bid (the "Lock-Up Bid") made by such person, provided that the agreement meets certain requirements including:

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1.	the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has not been made prior to the date on which such agreement is entered into, not later than the date of such agreement;

2.	the Shareholder who has agreed to tender Voting Shares to the Lock-Up Bid made by the other party to the agreement is permitted to terminate its obligation under the agreement, and to terminate any obligation with respect to the voting of such Voting Shares, in order to tender Voting Shares to another take-over bid or transaction where: (i) the offer price or value of the consideration payable under the other take-over bid or transaction is greater than the price or value of the consideration per unit at which the Shareholder has agreed to deposit or tender Voting Shares to the Lock-Up Bid, or is greater than a specified minimum which is not more than 7% higher than the price or value of the consideration per unit at which the Shareholder has agreed to deposit or tender Voting Shares under the Lock-Up Bid; and (ii) if the number of Voting Shares offered to be purchased under the Lock-Up Bid is less than all of the Voting Shares held by Shareholders (excluding Voting Shares held by the offeror), the other take-over bid or transaction would, if successful, result in all of the Shareholder's Voting Shares being purchased under the other take-over bid or transaction;

3.	no break-up fees, top-up fees, or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another take-over bid or transaction shall be payable by the Shareholder if the Shareholder fails to deposit or tender Voting Shares to the Lock-Up Bid; and

4.	any right to match or period of delay to give the person who made the Lock-up Bid an opportunity to match a higher price contained in another take-over bid or transaction, or other similar limitation on a Shareholder's right to withdraw Voting Shares from the agreement, must not preclude the Shareholder from withdrawing Voting Shares from the Lock-up Bid in order to tender Voting Shares to another take-over bid or to support another transaction that in either case will provide greater value to the Shareholder than the Lock-up Bid or which would result in all of the Shareholder's Voting Shares being purchased.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a take-over bid by way of a take-over bid circular sent to all holders of Voting Shares on terms which the Board considers fair to all Shareholders. In such circumstances, the Board may waive the application of the Rights Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the Rights Plan in respect of a particular take-over bid shall also constitute a waiver of any other take-over bid which is made by means of a take-over bid circular to all holders of Voting Shares while the initial take-over bid is outstanding. The Board may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence. With the prior consent of the holders of Voting Shares, the Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to the foregoing, waive the application of the Rights Plan to such Flip-in Event.

The Board may, with the prior consent of the holders of Voting Shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a take-over bid in respect of which the Board has waived the application of the Rights Plan.

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Protection Against Dilution

The Exercise Price, the number and nature of securities which may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Shares, pro rata distributions to holders of Shares and other circumstances where adjustments are requirement to appropriately protect the interests of the holders of Rights.

Exemptions for Investment Managers

Investment managers (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the Voting Shares are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a take-over bid.

Duties of the Board

The adoption of the Shareholder Rights Plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Corporation. The Board, when a take-over bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.

Amendment

The Corporation may make amendments to the Shareholder Rights Plan at any time to correct any clerical or typographical error and may make amendments which are required to maintain the validity of the Shareholder Rights Plan due to changes in any applicable legislation, regulations or rules. The Corporation may, with the prior approval of Shareholders (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary, rescind or delete any of the provisions of the Shareholder Rights Plan.

Voting Requirements

The approval of the Shareholder Rights Plan must be confirmed by a majority of the votes cast by Shareholders in person or by proxy at the Meeting. The Corporation is not aware of any Shareholder who will be ineligible to vote on the approval of the Shareholder Rights Plan at the Meeting.

Recommendation of the Board of Directors

The Board has determined that the Shareholder Rights Plan is in the best interests of Shareholders and the Corporation. The Board recommends that Shareholders vote FOR the resolution approving the Shareholder Rights Plan and any Rights issued pursuant thereto.

Text of the Shareholder Rights Plan Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass a resolution substantially in the following form:

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"RESOLVED THAT:

1.	The adoption of the Shareholder Rights Plan substantially as described in the Information Circular is hereby approved, and the Corporation is hereby authorized to enter into an agreement with CIBC Mellon Trust Company (or such other person as may be appropriate in the circumstances), as rights agent, to implement the Shareholder Rights Plan and to issue rights thereunder.

2.	The Board may revoke this resolution before it is acted upon, without further approval of the Shareholders.

3.	Any one or more directors or officers of the Corporation, as the case may be, are hereby authorized to execute and deliver, whether under corporate seal or otherwise, the agreement referred to above and any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution."

In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Shares represented thereby in favour of the ordinary resolution approving and adopting the Shareholder Rights Plan.

4.	Approval of Employee Share Purchase Plan

Purpose of the Plan

The Employee Share Purchase Plan (the "ESPP"), attached hereto as Schedule "B", is designed to advance the Corporation’s interests by encouraging directors, officers, employees and consultants to acquire equity in the Corporation (the "Participants") by way of acquisition of Common Shares through the ESPP. This plan will also serve to further align the directors, officers, employees and consultants with Shareholders’ interests and the Corporation’s value of behaving like an owner, continuously improve the Corporation and deliver results so as to increase the value of the Common Shares going forward. The Corporation will retain CIBC Mellon Trust Company to act as a third party administrator for the ESPP. All funds received or held by the Corporation under the ESPP will be included in the general funds of the Corporation free of any trust or other restriction, and may be used for any corporate purpose.

Employee and Employer Contribution

Directors, officers, employees and consultants of the Corporation are entitled to contribute up to 10% of their annual gross base salary to the ESPP. The Corporation will contribute an amount equal to 75% of each Participant’s contribution on a quarterly basis and the combined contributions will then be used to purchase Common Shares. The purchase price per share will be the volume weighted average trading price of the Common Shares determined by dividing the total value of the Common Shares traded on the TSX during the last 5 trading days immediately preceding such date by the total volume of the Common Shares traded on the TSX during such five trading days (or, if such Common Shares are not then listed and posted for trading on the TSX, on such stock exchange on which such Common Shares are listed and posted for trading as may be selected for such purpose by the Board). In the event that such Common Shares are not listed and posted for trading on any stock exchange, the purchase price will be the fair market value of such Common Shares as determined by the Board in their sole discretion. The maximum number of Common Shares that may be issued under the plan is 5,000,000 Common Shares representing approximately 2.3% of the outstanding Common Shares as of April 12, 2012.

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Vesting

All funds and Common Shares acquired with the employee contributions of a Participant ("Employee Contribution") shall at all times be vested in such Participant. All employer contributions made on behalf of a Participant ("Employer Contribution") are subject to a one year vesting period, whereby the Participant will only be entitled to the Common Shares purchased with the Employer Contribution on the one year anniversary of the end of the quarter in which the Employer Contribution was made.

Assignability

No right or interest of any Participant under the ESPP shall be assignable or transferable in whole or in part either directly or otherwise.

Retirement, Death or Termination

If a Participant ceases to be a director, officer, employee or consultant of the Corporation as a result of retirement, termination, resignation or death, the Participant, or in the case of death, the Participant's estate, shall be entitled to receive the whole Common Shares, net of any applicable withholding taxes, by delivery of a share certificate or other evidence of share ownership to the Participant or the Participant's estate, as well as a cash payment for the value of any fraction of a common share. Alternatively, the Participant or the Participant's estate may direct the administrator of the ESPP (the "Administrative Agent") to sell the whole Common Shares and remit the proceeds of such sale, net of any applicable fees, expenses and withholding taxes, to an external account. If a participant retires, is terminated, resigns or dies, the Common Shares purchased with the Employer Contribution which have not yet vested shall be cancelled and returned to the Corporation.

Insiders

No common shares shall be purchased under the ESPP on behalf of a Participant if, together with any other security based compensation arrangement established or maintained by the Corporation, such purchase could result, at any time, in: the number of Common Shares issuable to Insiders (as defined under Section 1(1) of the Securities Act (Ontario), at any time, exceeding 10% of the issued and outstanding Common Shares; or the number of Common Shares issued to Insiders, within any one-year period, exceeding 10% of the issued and outstanding Common Shares

Amendments

The Board shall have the authority to terminate the ESPP at any time, or to make the following amendments to the ESPP, without the prior approval of the Participants or the Shareholders of the Corporation, without limiting the generality of the foregoing, the Board may make:

(a)	amendments of a "housekeeping" nature, including any amendment for the purpose of curing any ambiguity, error or omission in the ESPP or to correct or supplement any provision of the ESPP that is inconsistent with any other provision hereof;

(b)	amendments necessary to comply with the provisions of applicable law including, without limitation, the rules, regulations, and policies of the TSX;

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(c)	amendments to the definition of Eligible Employee (as defined in the ESPP) other than an amendment which would have the potential of broadening or increasing Insider participation;

(d)	amendments respecting administration of the ESPP, including but not limited to changing the process by which an Eligible Employee may participate in the ESPP, such as changing the manner in which Employee Contributions may be made, changing the form of election agreement and changing the place where such payments and notices must be delivered;

(e)	amendments to the allowable Employee Contribution, provided that the allowable Employee Contribution may not exceed 10% of a Participant's base pay;

(f)	amendments to the definition of Employer Contribution that would adjust the Employer Contribution to no greater than 75% of the Participant's Employee Contributions;

(g)	amendments necessary to vesting or retention periods in respect of Common Shares purchased under the ESPP; and

(h)	amendments necessary to suspend or terminate the ESPP.

Notwithstanding the foregoing, shareholder approval shall be required for:

(i)	any amendment to increase the maximum number of Common Shares reserved for issuance from treasury under the ESPP;

(j)	any amendment to the definition of Eligible Employee so as to potentially broaden or increase Insider participation;

(k)	any amendment that would increase the allowable Employee Contribution to an amount greater than 10% of a Participant's base pay;

(l)	any amendment that would provide for any form of financial assistance to Participants;

(m)	any amendment to the definition of Employer Contribution that would provide for Employer Contributions to Participants that are greater than 75% of the Participant's Employee Contributions; and

(n)	any amendment to remove, exceed or increase the limits on Insider participation in the ESPP.

Recommendation of the Board of Directors

The Board has determined that the ESPP is in the best interests of Shareholders and the Corporation. The Board recommends that Shareholders vote FOR the resolution approving the ESPP and any Rights issued pursuant thereto.

Text of the Employee Share Purchase Plan Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass a resolution substantially in the following form:

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"RESOLVED THAT:

1.	The adoption of the Employee Share Purchase Plan of the Corporation and the reservation of 5,000,000 Shares of the Corporation for issuance thereunder, substantially as described in the Management Information Circular dated April 13, 2012 is hereby approved, and the Corporation is hereby authorized to enter into an agreement with CIBC Mellon Trust Company (or such other person as may be appropriate in the circumstances), as administrative agent, to implement the Employee Share Purchase Plan.

2.	The Board may revoke this resolution before it is acted upon, without further approval of the Shareholders.

3.	Any one or more directors or officers of the Corporation, as the case may be, are hereby authorized to execute and deliver, whether under corporate seal or otherwise, the agreement referred to above and any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution."

In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Common Shares represented thereby in favour of the ordinary resolution approving and adopting the Employee Share Purchase Plan.

5.	Approval of Deferred Share Unit Plan

Purpose of the Plan

Management and the Board of Directors believe it is important for the Corporation to implement a deferred share unit plan for the Directors and Senior Officers of the Corporation (the "DSUP"), attached hereto as Schedule "C". The senior officers eligible to participate in the Deferred Share Unit Plan are the President, the Chief Executive Officer, the Chief Financial Officer and Vice-Presidents of the Corporation (the "Senior Officers"). The DSUP is intended to further align the interests of Directors and Senior Officers with Shareholders’ interests and the Corporation’s values of behaving like an owner, continuously improving the Corporation and delivering results, so as to increase the value of the Common Shares going forward.

Directors may elect each year to receive all or part of their annual retainer in deferred share units ("DSUs") having a market value equal to the portion of the retainer to be received in that form, subject to such limits as the Board may impose. The Board may also grant, each year, DSUs to Directors or Senior Officers having a market value not greater than the annual retainer or base salary for each such Director or Senior Officer. The maximum number of Common Shares that may be issued under the DSUP is 5,000,000, representing approximately 2.3% of the outstanding Common Shares as of April 12, 2012. The number of DSUs to be issued will be determined by dividing the amount of the retainer or base salary determined as the basis for the award by the volume-weighted average trading price of the Common Shares of the Corporation (as reported by the TSX) for the five (5) trading days immediately preceding the date the DSUs are awarded. Subject to vesting, each DSU may be redeemed for one Common Share upon the participant ceasing to hold any position with the Corporation (whether by termination, retirement or death).

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Vesting

DSUs awarded to Directors vest immediately. DSUs awarded to Senior Officers will vest based upon a vesting schedule determined by the Board at the time of grant. Early vesting is provided in the event of termination without cause, resignation at the request of the Corporation, death, or on the occurrence of a change of control of the Corporation.

Adjustment Provisions

The number of Common Shares for which a DSU may be redeemed shall be adjusted proportionately in the event of (a) a subdivision, redivision or consolidation of the Common Shares of the Corporation into a greater or lesser number of Common Shares, (b) a reclassification or change of the Common Shares into a different class or type of securities, or (c) any other capital reorganization of the Corporation, or a consolidation, amalgamation or merger of the Corporation with or into any other entity or the sale of the properties and assets of the Corporation as or substantially as an entirety to any other entity.

Assignability

Except as required by law, the rights of a Participant under the DSUP are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant.

Amendments

The Board may, in its sole discretion, at any time and from time to time: (i) amend or suspend the DSUP in whole or in part, (ii) amend or discontinue any DSUs granted under the Deferred Share Unit Plan, and (iii) terminate the DSUP, without prior notice to or approval by any Participants or shareholders of the Corporation. Without limiting the generality of the foregoing, the Board may:

(a)	make amendments of a "housekeeping" nature, including any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision hereof;

(b)	amend the definition of "Participant" or the eligibility requirements for participating in the DSUP, where such amendment would not have the potential of broadening or increasing Insider participation;

(c)	amend the manner in which Participants may elect to participate in the DSUP or elect the dates on which DSUs shall be redeemed;

(d)	amend the provisions of this DSUP relating to the redemption of DSUs and the dates for the redemption of the same;

(e)	make any amendment which is intended to ensure compliance with applicable laws and the requirements of the TSX;

(f)	make any amendment which is intended to provide additional protection to shareholders of the Corporation (as determined at the discretion of the Board);

Brigus Management Information Circular	22

(g)	make any amendment which is intended to remove any conflicts or other inconsistencies which may exist between any terms of the DSUP and any provisions of any applicable laws and the requirements of the TSX;

(h)	make any amendment which is intended to cure or correct any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error;

(i)	make any amendment which is not expected to materially adversely affect the interests of the shareholders of the Corporation; and

(j)	make any amendment which is intended to facilitate the administration of the DSUP.

Any such amendment, suspension, or termination shall not adversely affect the DSUs previously granted to a Participant at the time of such amendment, suspension or termination, without the consent of the affected Participant.

No modification or amendment to the following provisions of the DSUP shall be effective unless and until the Corporation has obtained the approval of the shareholders of the Corporation in accordance with the rules and policies of the TSX:

(a)	the number of Common Shares reserved for issuance under the DSUP (including a change from a fixed maximum number of Common Shares to a fixed maximum percentage of Common Shares);

(b)	the definition of "Participant" or the eligibility requirements for participating in the DSUP, where such amendment would have the potential of broadening or increasing Insider participation; and

(c)	the extension of any right of a Participant under the DSUP beyond the date on which such right would originally have expired.

No amendment, suspension or discontinuance of the DSUP or of any granted DSUs may contravene the requirements of the TSX or any securities commission or regulatory body to which the DSUP or the Corporation is now or may hereafter be subject.

Termination of Deferred Share Unit Plan

If the Board terminates the DSUP, no new DSUs (other than DSUs that have been granted but vest subsequently pursuant the DSUP will be credited to the account of a Participant, but previously credited (and subsequently vesting) DSUs shall be redeemed in accordance with the terms and conditions of the DSUP existing at the time of termination. The DSUP will finally cease to operate for all purposes when the last remaining Participant receives the redemption price for all DSUs recorded in the Participant’s account. Termination of the DSUP shall not affect the ability of the Board to exercise the powers granted to it hereunder with respect to DSUs granted under the DSUP prior to the date of such termination.

Brigus Management Information Circular	23

Insiders

The maximum number of Common Shares that may be (i) issued to insiders (as defined under Section 1(1) of the Securities Act (Ontario) of the Corporation (including Directors and officers of the Corporation) pursuant to the DSUP within any one year period, and (ii) issuable to Insiders pursuant to the DSUP at any time, when combined with all of the Common Shares issuable to Insiders pursuant to any other security-based compensation arrangement of the Corporation, shall not exceed 10% of the total number of outstanding Common Shares of the Corporation.

Recommendation of the Board of Directors

The Board has determined that the DSUP is in the best interests of Shareholders and the Corporation. The Board recommends that Shareholders vote FOR the resolution approving the DSUP and any Rights issued pursuant thereto.

Deferred Share Unit Plan Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass a resolution substantially in the following form:

"RESOLVED THAT:

1.	The adoption of the Deferred Share Unit Plan of the Corporation and the reservation of 5,000,000 common shares of the Corporation for issuance thereunder, substantially as described in the Management Information Circular dated April 15, 2012 is hereby approved.

2.	The Board may revoke this resolution before it is acted upon, without further approval of the Shareholders.

3.	Any one or more directors or officers of the Corporation, as the case may be, are hereby authorized to execute and deliver, whether under corporate seal or otherwise, the agreement referred to above and any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution."

In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Common Shares represented thereby in favour of the ordinary resolution approving and adopting the Deferred Share Unit Plan.

Part IV

ADDITIONAL DISCLOSURE

STATEMENT OF EXECUTIVE COMPENSATION

Securities laws require that a "Statement of Executive Compensation" in accordance with Form 51-102F6 be included in this Information Circular. Form 51-102F6 prescribes the disclosure requirements in respect of the compensation of executive officers and directors of reporting issuers. Form 51-102F6 provides that compensation disclosure must be provided for the Chief Executive Officer and the Chief Financial Officer of an issuer and each of the issuer's three mostly highly compensated executive officers whose total compensation exceeds Cdn$150,000. Based on these requirements, the executive officers of the Corporation for whom disclosure is required under Form 51-102F6 are Wade K. Dawe (Chairman, CEO and President), Dana Hatfield (CFO), Howard Bird (Vice President of Exploration), Jennifer Nicholson (Executive Vice President), Melvyn Williams (Former CFO & Senior Vice President) Richard D. Allan (Former Chief Operating Officer & Vice President), who are collectively referred to as the "Named Executive Officers".

Brigus Management Information Circular	24

On March 21, 2011, Dana Hatfield joined Brigus as the new Chief Financial Officer, effective in the second quarter of 2011, following the retirement of Mr. Williams.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy and Objectives

The Nominations and Compensation Committee of the Board (for the purposes of this discussion, the "Committee") has responsibility for approving the compensation program for the Named Executive Officers. The Committee acts pursuant to the Nominations and Compensation Committee Charter that has been approved by the Board.

The compensation program for the Named Executive Officers is designed to attract, retain and reward talented executives who can contribute to the Corporation's long-term success and thereby build value for the Corporation's Shareholders. The program is organized around four fundamental principles:

A Substantial Portion of the Corporation's Named Executive Officer Compensation Program Should Be Performance-Based. The Corporation's compensation program is designed to reward superior performance. It accomplishes this in a number of ways. In terms of cash compensation, target award opportunities provided to each Named Executive Officer under the Corporation's bonus plan (which pays bonuses on the basis of performance over a one-year period) are set at a percentage of each Named Executive Officer's base salary, which is generally in the range of 40% - 50% for vice presidents and executive vice presidents and up to 100% for the CEO. Whether and to what extent bonuses under the bonus plan are paid depends entirely on the extent to which the corporate, operating and individual goals set by the Committee pursuant to the bonus plan are attained.

A Substantial Portion of Named Executive Officer Compensation Should Be Delivered in the Form of Equity Awards. The Committee believes that a substantial portion of total compensation should be delivered in the form of equity in order to align the interests of the Named Executive Officers with the interests of the Shareholders. In terms of equity awards, the target award opportunities provided to each Named Executive Officer are set at the discretion of the Board of Directors. Whether and to what extent equity awards are made depends entirely on the extent to which the corporate, operating and individual goals set by the Committee are attained. The stock option awards are valued at the grant date fair value.

The Corporation's Compensation Program for Named Executive Officers Should Enable the Corporation to Compete for Executive Talent. The Corporation's Shareholders are best served when the Corporation can attract and retain talented executives with compensation packages that are competitive and fair. The Committee has historically strived to create a compensation package for Named Executive Officers that delivers total compensation that is competitive in comparison to the average of the total compensation delivered by certain peer companies with which the Corporation competes for executive talent (the "Peer Group"). In 2011, the Peer Group selected by the Committee consisted of the following companies:

Brigus Management Information Circular	25

Lake Shore Gold Corp.	Argonaut Gold Inc.

Minefinders Corp.	San Gold Corp.

St Andrews Goldfields Ltd.

The Corporation's Compensation Program for Named Executive Officers Should Be Fair, and Perceived as Such, Both Internally and Externally. The Committee strives to create a compensation program that will be perceived as fair, both internally and externally. It accomplishes this by comparing the compensation that is provided to the Named Executive Officers:

(1)	to the compensation, as described above, provided to officers of the companies included in the Peer Group, as a means to measure external fairness; and

(2)	to other senior employees of the Corporation, as a means to measure internal fairness.

Total Compensation

Total compensation for Named Executive Officers is based on the following components: (i) cash compensation, which includes base salary and bonuses; (ii) performance based compensation; and (iii) other compensation.

Cash Compensation

The Corporation's compensation program for Named Executive Officers is designed so that a percentage of each Named Executive Officer's total compensation is paid in cash. Cash compensation paid is composed of salary and, if earned, a cash bonus pursuant to the Corporation's bonus plan. The percentage of cash compensation paid relative to a Named Executive Officer's total compensation is generally set at up to 50% of total compensation. Salary is included in the Corporation's Named Executive Officer compensation package because the Committee believes it is appropriate that some portion of the compensation that is provided to Named Executive Officers be in a form that is fixed and liquid. Performance-based bonuses are included to incent the Named Executive Officers to attain particular objectives that the Committee believes are consistent with the overall goals set for the Corporation by its Board. The components comprising the cash portion of total compensation are described below.

Salary. Base salary for Named Executive Officers for any given year is generally fixed by the Committee. Increases or decreases in base salary on a year-over-year basis are dependent on the Committee's assessment of the performance of the Corporation overall, the Corporation's mining projects and the particular individual. Other than the fact that executive officers have employment agreements with a minimum level of salary specified within the agreement, the Committee is free to set Named Executive Officer salary at any level it deems appropriate. In fixing salaries, the Committee is generally mindful of its overall goal to keep cash compensation for its executive officers within the range of cash compensation paid by companies in the Peer Group. The amount of salary that is provided in the form of compensation is generally less, assuming threshold performance levels are met, than the amount that is provided in the form of bonuses and equity awards under the Corporation's short and long-term bonus plans, each of which is described below. This weighting reflects the Committee's objective of ensuring that a substantial amount of each Named Executive Officers total compensation is tied to company-wide, mine and project results and individual performance goals.

Brigus Management Information Circular	26

Bonus Plans. The Corporation has a cash bonus plan in which Named Executive Officers participate. This plan, which is described below, provides cash compensation to Named Executive Officers only if, and to the extent that, performance conditions set by the Committee are met. Bonus targets are set annually based on the Corporation's plan and budget for such fiscal year and are set at levels that the Corporation believes will be reasonably difficult to achieve.

In determining the amount of target bonuses under the bonus plan, the Committee considers several factors, including:

(1)	the target bonuses set, and actual bonuses paid, in recent years;

(2)	the desire to ensure, as described above, that a substantial portion of total compensation is performance-based;

(3)	the relative importance, in any given year, of the long and short-term performance goals established pursuant to the bonus plan; and

(4)	the compensation practices of the Peer Group

Performance objectives for the bonus plan are developed through an iterative process. Based on a review of business plans, management, which includes the Named Executive Officers, develops preliminary recommendations for Committee review. The Committee reviews management's preliminary recommendations and establishes final goals. In establishing final goals, the Committee strives to ensure that the incentives provided pursuant to the bonus plan are consistent with the strategic goals set by the Board, that the goals set provide a meaningful incentive and that bonus payments, assuming target levels of performance are attained, will be consistent with the overall Named Executive Officer compensation program established by the Committee. The Committee reserves the discretion to reduce or not pay bonuses under the bonus plan even if the relevant performance targets are met.

For the fiscal year ended December 31, 2011, the bonus targets upon which cash bonuses were based included the following objectives:

(1)	Black Fox Operations:

(a)	removal of old vent raise and completion of new vent raise;

(b)	construction and commissioning of a new ramp from 235 metres underground to surface;

(c)	excellent safety performance and compliance with all governmental standards;

(d)	completion of a conceptual report on an expansion of the Black Fox Mill;

(e)	achievement of underground development target metres;

(f)	completion of mill capital projects on time and on budget;

(g)	achievement of the 2011 production plan; and

(h)	effective operating cost control.

Brigus Management Information Circular	27

(2)	Goldfields Project:

(a)	completion of an updated National Instrument 43-101; and

(b)	presentation of a project development plan to the Board.

(3)	Exploration:

(a)	exploration drilling on Black Fox Complex of at least 20,000 metres;

(b)	expansion of Black Fox Complex resource by a minimum 100,000 ounces;

(c)	commence underground definition drilling of the Black Fox ore body; and

(d)	commence drilling at Black Fox Mill property.

(4)	Investor Relations:

(a)	add three new institutional shareholders;

(b)	add two new sell side analysts;

(c)	complete all requirements of the Annual General Meeting and proxy; and

(d)	effectively transition all Investor Relations duties to the Halifax office.

(5)	Financial Management and Administration:

(a)	successful conversion of accounting methodology from US GAAP to IFRS;

(b)	strengthening of internal controls;

(c)	successful transition of all financial and administrative duties from Denver to Halifax office;

(d)	refinancing the project loan facility; and

(e)	reduce Corporate overheads by $1 million

In fiscal 2011, the Corporation achieved most targets relating to exploration, investor relations, and financial management and administration but did not achieve targets at the Black Fox Mine.

The Black Fox Mine had an excellent safety record in 2011 with no loss time incidents. However, the mine did fall short on many targets but most notably budgeted production and costs. Underground development fell behind throughout the year which resulted in lower than budgeted underground production.

In terms of the exploration objectives, 2011 was a very successful year for the exploration team at the Black Fox Complex. The exploration drilling program was expanded significantly in 2011. There were 95,000 metres of exploration drilling completed and an initial National Instrument 43-101 resource calculation was released in December 2011 on the Contact Zone and newly discovered 147 Zone with a resource of approximately 575,000 ounces. The Company also successfully completed an updated Technical Report on the Goldfields Project in October 2011.

Brigus Management Information Circular	28

The investor relations and financial groups successfully achieved the majority of the individual objectives during the year while at the same time transitioning the corporate functions from Denver, Colorado to Halifax, Nova Scotia.

When all factors were taken into consideration, award payments made to Named Executive Officers ranged from zero to 33% of their base salary, compared to the targeted range of 40% to 100% of base salary.

Performance Based Compensation

As described above, the Committee believes that a portion of each Named Executive Officer's compensation should be in the form of equity awards, because the Committee believes that such awards serve to align the interests of Named Executive Officers and the Corporation's Shareholders. Equity awards to the Corporation's Named Executive Officers are made pursuant to the Corporation's Plan. The Plan provides for awards in the form of stock options.

The amount of equity compensation that is provided to each Named Executive Officer in a given year is at the discretion of the Committee. The number of options that the Committee selects is dependent on the Committee's assessment, for that year, of the appropriate balance between cash and equity compensation. In making that assessment, the Committee considers factors such as the relative merits of cash and equity as a device for retaining and incentivizing Named Executive Officers.

For 2011 Bonuses the Board exercised their discretion and reduced bonus payments to the Named Executive Officers in the range of 20% - 100%.

Practices Regarding the Grant of Options

The Committee has generally followed a practice of making all option grants to its executive officers during the first quarter of each year based on the previous year's performance. For the last six years, the Committee has granted these annual awards. The Corporation does not otherwise have any program, plan or practice to time annual option grants to its executives in coordination with the release of material non-public information.

While the bulk of the Corporation's option awards to Named Executive Officers have historically been made pursuant to the Corporation's annual grant program, the Committee retains the discretion to make additional awards to Named Executive Officers at other times, in connection with the initial hiring of a new officer, for retention purposes or otherwise. The Committee has generally followed the practice of making awards only during a time when the Corporation's Named Executive Officers would be permitted, pursuant to the Corporation's insider trading policy, to trade in the Corporation's securities. Other than in this respect, the Corporation does not have any program, plan or practice to time ad hoc awards in coordination with the release of material non-public information.

Peer Comparisons

In its annual evaluation of the compensation of the Corporation's executive officers, the Committee uses peer comparisons to obtain a general understanding of current compensation practices for the market in which the Corporation competes. The Committee does not benchmark executive compensation at a certain level or percentile based on peer comparison data. Rather, this data is only one of the components considered when setting executive compensation. Other factors include, but are not necessarily limited to, level of responsibility, individual performance, and budget constraints.

Brigus Management Information Circular	29

Risk Assessment

The Nominations and Compensation Committee has concluded that the risks associated with executive compensation are not reasonably likely to have a material adverse effect on the Company. In addition, the Committee has extensively reviewed the elements of executive compensation and find it to be balanced between risk and reward and does not motivate imprudent risk taking for the following reasons:

(a)	significant weighting towards long-term incentive compensation discourages short-term risk taking;
(b)	goals are appropriately set to avoid targets that, if not achieved, result in a large percentage loss of compensation;
(c)	incentive awards are capped by the Compensation Committee; and
(d)	equity ownership discourage excessive risk taking by putting in place safe guards like multi-year vesting periods and prevention to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities.

Performance Graph

The following line graph compares the Corporation's five year cumulative shareholder return (based on the closing price of the Common Shares on the TSX at the end of each financial year and using an initial investment of Cdn$100 on December 31, 2006) to the S&P/TSX Composite Index. The Corporation did not pay any dividends during the subject period.

	Dec-06	Dec-07	Dec-08	Dec-09	Dec-10	Dec-11
Brigus Gold Corp.	100	109.43	43.40	96.23	99.06	47.17
S&P/TSX Composite Index	100	107.07	64.38	91.06	104.14	92.62

The Committee believes that there is no meaningful comparison to be drawn between the five year trend shown by the performance graph above and the Corporation's compensation to Named Executive Officers in 2011 given the significant transformation of the Corporation as a result of the business combination between Linear Gold Corp. and Apollo Gold Corp. in June 2010 and the change in the management since the merger. However, the Committee believes that the Corporation's share performance trend since the merger and over a period of one to two years going forward will be a reflection of the Corporation's financial and operating performance. Therefore, the share performance trend will become a more significant factor in determining executive compensation levels in the future.

Brigus Management Information Circular	30

Summary Compensation Table

The following table discloses compensation paid to or awarded to the Named Executive Officers. Securities legislation provides that the Named Executive Officers are determined on the basis of total compensation earned in the 2011 fiscal year. All dollar amounts outlined in the table below are in U.S. dollars.

Name and			Share-		Option-	Non-equity
principal			based		based	incentive plan		Pension	All other		Total
position	Year	Salary	awards		awards(1)	compensation		value	compensation(2)		compensation
						Annual	Long- term
Wade K. Dawe	2011	378,000	Nil		522,000	100,000	Nil	Nil	Nil		1,000,000
Chairman, CEO and President	2010	185,727	330,000	(5)	554,842	272,000	Nil	Nil	551,606	(5)	1,894,175
Dana Hatfield(3) CFO	2011	200,418	Nil		609,000	34,608	Nil	5,142	Nil		849,168
Howard Bird Vice	2011	224,128	Nil		261,000	79,104	Nil	4,615	Nil		568,847
President of Exploration	2010	113,268	Nil		197,031	97,891	Nil	Nil	Nil		408,190
Jennifer Nicholson(3) Executive Vice President	2011	161,610	Nil		413,250	34,608	Nil	3,955	Nil		613,423

Brigus Management Information Circular	31

Name and			Share-	Option-	Non-equity
principal			based	based	incentive plan		Pension	All other	Total
position	Year	Salary	awards	awards(1)	compensation		value	compensation(2)	compensation
					Annual	Long- term
Melvyn Williams(4)	2011	141,673	Nil	Nil	Nil	Nil	3,363	782,630	927,666
Former CFO and Senior Vice President — Finance and	2010	265,000	Nil	272,596	139,125	Nil	5,498	Nil	682,219
Corporate Development	2009	248,654	Nil	99,130	Nil	Nil	Nil	Nil	347,784
Richard D. Allan(4)	2011	262,032	Nil	348,000	Nil	Nil	5,735	154,495	770,262
Former Vice President and Chief Operating Officer	2010	120,857	Nil	166,013	66,744	Nil	Nil	Nil	353,614

Notes:

(1)	The fair value of each option granted is estimated at the time of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

	2011	2010	2009	2008
Risk-free interest rate	1.7%	1.8%	1.9%	2.9%
Dividend yield	0%	0%	0%	0%
Volatility	72%	74%	78%	73%
Expected life in years	4.3	3.3	6.0	6.0
Weighted average grant-date fair value of stock options	$0.85	$0.64	$0.87	$1.75

(2)	The value of perquisites and benefits that do not exceed the lesser of Cdn$50,000 and 10% of the total salary are not reported herein.

(3)	Mr. Hatfield was hired as CFO on March 21, 2011 and Mrs. Nicholson was hired as Vice President of Investor Relations on March 7, 2011 and promoted to Executive Vice President on December 31, 2011.

(4)	Messrs. Williams and Allan resigned from the company on June 30, 2011 and December 31, 2011 respectively and amounts in all other compensation reflect severance payments made.

(5)	Upon the June 2010 merger, these amounts were paid in accordance with employment contracts.

Incentive Plan Awards

Option-Based Awards Outstanding at the end of the Most Recently Completed Financial Year

The table below reflects all option-based awards for each Named Executive Officer outstanding as at December 31, 2011 (including option-based awards granted to a Named Executive Officer before fiscal 2011). The Corporation does not have any other equity incentive plans other than the Plan.

Brigus Management Information Circular	32

OPTION–BASED AWARDS OUTSTANDING AS AT DECEMBER 31, 2011
Name of
Named	Number of		Option			Value of Unexercised
Executive	Securities Underlying		Exercise Price		Option Expiration	In-the-Money
Officer	Unexercised Options (1)		(/Security)		Date(2) (3)	Options(4)

	342,138	(5)	Cdn$	2.192	January 19, 2013		Nil
	376,351	(5)	Cdn$	0.767	February 6, 2014	Cdn$	87,690
	177,912	(5)	Cdn$	1.001	July 29, 2014		Nil
Wade K. Dawe	750,000		Cdn$	1.135	August 5, 2015		Nil
	250,000		Cdn$	1.675	November 10, 2015		Nil
	453,333		Cdn$	1.465	April 5, 2016		Nil
	600,000		Cdn$	1.545	August 31, 2016		Nil
Dana	350,000		Cdn$	1.465	April 5, 2016		Nil
Hatfield(6)	350,000		Cdn$	1.545	August 31, 2016		Nil
	273,710	(5)	Cdn$	2.192	January 19, 2013		Nil
	191,597	(5)	Cdn$	0.767	February 6, 2014	Cdn$	44,642
	95,799	(5)	Cdn$	1.001	July 29, 2014		Nil
Howard Bird	250,000		Cdn$	1.135	August 5, 2015		Nil
	83,333		Cdn$	1.675	November 10, 2015		Nil
	165,000		Cdn$	1.465	April 5, 2016		Nil
	300,000		Cdn$	1.545	August 31,2016		Nil
Jennifer	225,000		Cdn$	1.465	April 5, 2016		Nil
Nicholson(6)	250,000		Cdn$	1.545	August 31, 2016		Nil
	50,000		US$	8.20	June 30, 2012		Nil
	31,250		US$	2.60	June 30, 2012		Nil
	31,250		US$	2.60	June 30, 2012		Nil
	6,750		US$	1.92	June 30, 2012		Nil
Melvyn	100,000		US$	2.28	June 30, 2012		Nil
Williams(7)	56,250		US$	2.64	June 30, 2012		Nil
	114,506		US$	1.28	June 30, 2012		Nil
	100,000		Cdn$	1.135	June 30, 2012		Nil
	33,333		Cdn$	1.675	June 30, 2012		Nil
	231,875		Cdn$	1.465	June 30, 2012		Nil
Richard Allan (7)	125,000		Cdn$	1.31	June 30, 2012		Nil
	75,000		Cdn$	1.31	June 30, 2012		Nil
	37,500		Cdn$	1.465	June 30, 2012		Nil

Notes:

1)	Each option entitles the holder to purchase one Common Share.
2)	For all options granted prior to April 2011, 50% vest after the first year from the grant date and 50% after the second year from the grant date.
3)	For all options granted after April 2011, 33.3% vest after the first year from the grant date, 33.3% vest after the second year from the grant date and 33.4% vest after the third year from the grant date.
4)	The value is based on the closing price of Common Shares of the Corporation on the TSX at December 31, 2011 (Cdn$1.00) and converted to equivalent U.S. dollars at the Bank of Canada average annual exchange rate of 0.989 for 2011 for an equivalent closing price of US$1.011. The value is calculated based on the difference between the closing price and the exercise price of the options, multiplied by the number of options. Canadian dollar grants used the Canadian dollar closing price and U.S. dollar grants used the US$1.011 equivalent closing price.
5)	Mr. Dawe and Mr. Bird were granted options as former officers of Linear which were exchanged for options of the Corporation on the closing of the business combination with Linear on June 25, 2010.
6)	Mr. Hatfield was hired as CFO on March 21, 2011 and Mrs. Nicholson was hired as Vice President of Investor Relations on March 7, 2011 and promoted to Executive Vice President on December 31, 2011.
7)	Messrs. Williams and Allan resigned from the company on June 30, 2011 and December 31, 2011 respectively and option expiry dates were changed in accordance to the separation agreements.

Brigus Management Information Circular	33

Incentive Plan Awards – Value Vested or Earned during the Most Recently Completed Financial Year

The following table provides information concerning the incentive award plans of the Corporation with respect to each Named Executive Officer during the fiscal year ended December 31, 2011.

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE FISCAL YEAR ENDED DECEMBER 31, 2011
Name of Named Executive Officer	Option-Based Awards – Value Vested During Fiscal 2011 (US$)(1)	Non-Equity Incentive Plan Compensation – Value Earned During Fiscal 2011 ($)
Wade K. Dawe	114,375	100,000
Dana Hatfield	Nil	34,608
Howard Bird	38,125	79,104
Jennifer Nicholson	Nil	34,608
Melvyn Williams	66,984	Nil
Richard Allan	46,250	Nil

Notes:

(1)	Calculated using the closing price per Common Share on TSX on the applicable vesting date less the exercise price of the applicable stock options.

Brigus Management Information Circular	34

Termination and Change of Control Benefits

Each of the Named Executive Officers has employment agreements with the Corporation or a subsidiary thereof, that contain termination payment provisions. These agreements are reviewed from time to time and amended accordingly subject to the Board approval. The Named Executive Officers have "change of control" payment provisions in their employment agreements that may be triggered in certain circumstances. The terms of the specific agreements between the Corporation and each of the Named Executive Officers is set out below.

Wade K. Dawe, Chairman - Chief Executive Officer and President

Pursuant to the management agreement between the Corporation, Wade K. Dawe Incorporated ("Dawe Inc.") and Wade Dawe (the "Dawe Agreement") for an indefinite term, the Corporation has engaged Dawe Inc. to provide management services by Mr. Dawe, an employee of Dawe Inc. Pursuant to the Dawe Agreement, the Corporation shall pay to Dawe Inc. base annual remuneration in the total amount of US$400,000 per annum (the "Remuneration"), which Remuneration shall be subject to the annual review by the Nomination and Compensation Committee of the Corporation.

If Dawe Inc. terminates the Dawe Agreement for any reason, Dawe Inc. shall be entitled to accrued Remuneration earned by Dawe Inc. up to the date of termination.

If the Corporation in its absolute discretion and for any reason terminates the Dawe Agreement, the Corporation shall pay Dawe Inc. all accrued Remuneration earned by Dawe Inc. up to the date of termination and shall make a lump sum payment in an amount equal to three (3) times the sum of the then Remuneration and amount equal to the bonus, if any, paid to Dawe Inc. or to Mr. Dawe in the previous year by the Corporation or its predecessor.

Following a Change of Control, Dawe Inc. may terminate the Dawe Agreement by providing one (1) month notice at any time between the 91st and 180th day following the date on which there is a Change of Control, in which case, the Corporation shall pay Dawe Incorporated a lump sum in an amount equal to three (3) times the sum of the then Remuneration and an amount equal to the bonus, if any, paid to Dawe Inc. or to Mr. Dawe in the previous year by the Corporation or its predecessor.

For the purpose of the Dawe Agreement, a "Change of Control" means:

(a)	any person becomes the beneficial owner, directly or indirectly, of the Common Shares representing 50% or more of (a) the outstanding Common Shares or (b) the combined voting power of the Corporation's then outstanding Common Shares;

(b)	the Corporation is a party to a merger or consolidation, or series of related transactions, which results in the voting shares of the Corporation outstanding immediately prior thereto failing to continue to represent at least 50% of the combined voting power of the voting shares of the Corporation or such surviving or combined entity outstanding after such merger or consolidation;

(c)	the sale or disposition of all or substantially all of the Corporation's assets;

(d)	the dissolution or liquidation of the Corporation;

(e)	50% or more of the Board change during the course of any consecutive 12 month period except when resulting from death, disability or retirement;

Brigus Management Information Circular	35

(f)	when a third party acquires and exercises the right to appoint 50% or more of the directors of the Corporation; or

(g)	any transaction or series of related transactions that has the substantial effect of any one or more of the foregoing.

Dana Hatfield - Chief Financial Officer

Pursuant to the offer of employment letter (the "Hatfield Employment Offer") to Dana Hatfield for an indefinite term, Mr. Hatfield is entitled to receive annual base salary of Cdn$280,000, payable monthly and is eligible for an annual option grant based on the performance and the recommendations of the Corporation's Governance, Nominations and Compensation Committee.

In the event of the termination of Mr. Hatfield's employment without cause, he will be entitled to continue to receive monthly compensation equal to his normal monthly installments of base salary, less all deductions required by law, for a period commencing from the date of the notice of termination equal to 12 months plus one (1) month for each completed full year of service with the Corporation. In addition, the Corporation will continue Mr. Hatfield's coverage provided by the Corporation's group insurance benefits plan for a period of 12 months from his departure date.

In the event of a Change of Control event, Mr. Hatfield may elect to, at any time within three (3) months of the effect date of the Change of Control, terminate his employment with the Corporation and the Corporation shall pay him severance lump sum amount equal to two and one-half (2.5) times of his base salary to be paid within five (5) days of termination. In addition, the Corporation will either continue for a period of 12 months from Mr. Hatfield’s departure date, his coverage by the Corporation group insurance benefits plan or will compensate him for the equivalent of 12 months of coverage that would be paid by the Corporation on his behalf.

For the purpose of the Hatfield Employment Offer, a "Change of Control" shall be deemed to have occurred when a third party acquires the right to appoint the majority of the directors of the Corporation.

Howard Bird – Vice President of Exploration

Pursuant to the offer of employment letter (the "Bird Employment Offer") to Howard Bird for an indefinite term, Mr. Bird is entitled to receive annual base salary of Cdn$240,000, payable monthly and is eligible for an annual option grant based on the performance and the recommendations of the Corporation's Nominations and Compensation Committee.

In the event of the termination of Mr. Bird's employment without cause, he will be entitled to continue to receive monthly compensation equal to his normal monthly installments of base salary, less all deductions required by law, for a period commencing from the date of the notice of termination equal to 12 months plus one (1) month for each completed full year of service with the Corporation. In addition, the Corporation will continue Mr. Bird's coverage provided by the Corporation's group insurance benefits plan for a period of 12 months from his departure date.

In the event of a Change of Control event, Mr. Bird may elect to, at any time within three (3) months of the effect date of the Change of Control, terminate his employment with the Corporation and the Corporation shall pay him severance lump sum amount equal to one and one-half (1.5) times of his base salary to be paid within five (5) days of termination. In addition, the Corporation will either continue for a period of 12 months from Mr. Bird's departure date, his coverage by the Corporation group insurance benefits plan or will compensate him for the equivalent of 12 months of coverage that would be paid by the Corporation on his behalf.

Brigus Management Information Circular	36

At any time during Mr. Bird's employment, should a Change of Control event occur and the Corporation terminates his employment within six (6) months of the effective date of the Change of Control, then the Company shall pay him a severance lump sum equal to 2.25 times his base salary paid to him at the time. In addition, the Corporation will either continue for a period of 18 months from Mr. Bird's departure date, his coverage by the Corporation Group Insurance Benefits Plan or will compensate him for the equivalent of 18 months of coverage that would be paid by the Corporation on his behalf.

For the purpose of the Bird Employment Offer, a "Change of Control" shall be deemed to have occurred when a third party acquires the right to appoint the majority of the directors of the Corporation.

Jennifer Nicholson - Executive Vice President

Pursuant to the offer of employment letter (the "Nicholson Employment Offer") to Jennifer Nicholson for an indefinite term, Mrs. Nicholson is entitled to receive annual base salary of Cdn$210,000, payable monthly and is eligible for an annual option grant based on the performance and the recommendations of the Corporation's Nominations and Compensation Committee.

In the event of the termination of Mrs. Nicholson's employment without cause, she will be entitled to continue to receive monthly compensation equal to her normal monthly installments of base salary, less all deductions required by law, for a period commencing from the date of the notice of termination equal to 12 months plus one (1) month for each completed full year of service with the Corporation. In addition, the Corporation will continue Mrs. Nicholson's coverage provided by the Corporation's group insurance benefits plan for a period of 12 months from her departure date.

In the event of a Change of Control event, Mrs. Nicholson may elect to, at any time within three (3) months of the effect date of the Change of Control, terminate her employment with the Corporation and the Corporation shall pay her severance lump sum amount equal to two (2.0) times of her base salary to be paid within five (5) days of termination. In addition, the Corporation will either continue for a period of 12 months from Mrs. Nicholson’s departure date, her coverage by the Corporation group insurance benefits plan or will compensate her for the equivalent of 12 months of coverage that would be paid by the Corporation on her behalf.

For the purpose of the Nicholson Employment Offer, a "Change of Control" shall be deemed to have occurred when a third party acquires the right to appoint the majority of the directors of the Corporation.

Richard D. Allan – Vice President and Chief Operating Officer

Pursuant to the severance agreement and mutual release dated December 31, 2011 between the Corporation and Richard D. Allan, upon resignation of Mr. Allan’s employment as the Vice President and Chief Operating Officer, Mr. Allan was paid the severance payment in the amount of Cdn$145,000 and a lump sum payment of Cdn$11,154, which represented vacation pay. The Company will continue insurance benefit plan coverage for Mr. Allan for a period of six months from his date of departure.

Brigus Management Information Circular	37

Melvyn Williams – CFO & Senior Vice President

Pursuant to the transition agreement dated February 4, 2011 between the Corporation and Melvyn Williams, Mr. Williams remained in his capacity as the CFO & Senior Vice President until June 30, 2011 (the "Stay Period"). In addition to Mr. Williams' wages and other compensation owing to him throughout the Stay Period, upon termination of Mr. Williams' employment, the Corporation paid him a sum of US$700,000 (the "Severance Payment") and a lump sum cash payment (the "Benefit Payment"), which amount represents 24 months of premium payments for continued health care coverage for Mr. Williams, his spouse and eligible dependents, long term disability coverage and life insurance coverage.

Director Compensation

The director compensation program is designed to enable the Corporation to attract and retain highly qualified individuals to serve as directors. In 2011, directors' compensation, which is paid only to non-employee directors, consisted of (expressed in US$):

•	an average annual retainer of $33,750;

•	an additional annual retainer for the Audit Committee chairman of $10,000 and additional annual retainer for other committee chairmen of $7,500;

•	an annual fee of $4,000 to members of committees other than the chairmen; and

•	reimbursement of related travel and out-of-pocket expenses.

Directors of the Corporation are also eligible to receive options to acquire Common Shares. The number of options is determined by the Board after reviewing the recommendations of the NCC.

Director compensation table

The following table provides a summary of all amounts of compensation provided to the directors of the Corporation during the fiscal year ended December 31, 2011. Wade K. Dawe, as a member of management of the Corporation, does not receive any compensation in acting as a director and chairman of the Board.

DIRECTOR COMPENSATION TABLE FOR FISCAL 2011
Name	Fee Earned ($)	Option-Based Awards (#/dollar) (1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Harry Burgess	37,500	75,000/$62,250	Nil	Nil	99,750
Derrick Gill	41,750	75,000/$62,250	Nil	Nil	104,000
Michael Gross	45,250	75,000/$62,250	Nil	Nil	107,500
Marvin K. Kaiser	37,750	75,000/$62,250	Nil	Nil	100,000
David W. Peat	43,750	75,000/$62,250	Nil	Nil	106,000
Charles E. Stott	45,250	75,000/$62,250	Nil	Nil	107,500

Notes:

(1)    Based on grant date fair value of options.

Brigus Management Information Circular	38

Directors' Outstanding Option-Based Awards

The table below reflects all option-based awards for each director of the Corporation outstanding as at December 31, 2011. The Corporation does not have any other equity incentive plans other than the Plan.

DIRECTOR OPTION–BASED AWARDS OUTSTANDING AS AT DECEMBER 31, 2011
Name of Director	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price		Option Expiration Date(2,3)	Value of Unexercised In-the-Money Options(4)
	100,000	Cdn$	1.675	October 12, 2015		Nil
Harry Burgess	33,333	Cdn$	1.675	November 10, 2015		Nil
	75,000	Cdn$	1.545	August 31, 2016		Nil
	68,428	Cdn$	2.192	January 19, 2013		Nil
	68,428	Cdn$	0.767	February 6, 2014	Cdn$	15,944
Derrick Gill	27,371	Cdn$	1.001	July 29, 2014		Nil
	100,000	Cdn$	1.135	August 5, 2015		Nil
	33,333	Cdn$	1.675	November 10, 2015		Nil
	75,000	Cdn$	1.545	August 31, 2016		Nil
	68,428	Cdn$	2.192	January 19, 2013		Nil
	68,428	Cdn$	0.767	February 6, 2014	Cdn$	15,944
Michael Gross	27,371	Cdn$	1.001	July 29, 2014		Nil
	100,000	Cdn$	1.135	August 5, 2015		Nil
	33,333	Cdn$	1.675	November 10, 2015		Nil
	75,000	Cdn$	1.545	August 31, 2016		Nil
	25,000	US$	2.12	May 23, 2016		Nil
	17,500	US$	2.28	February 6, 2017		Nil
	8,750	US$	2.64	March 27, 2018		Nil
Marvin K. Kaiser	12,500	US$	1.28	March 31, 2019		Nil
	100,000	Cdn$	1.135	August 5, 2015		Nil
	33,333	Cdn$	1.675	November 10, 2015		Nil
	75,000	Cdn$	1.545	August 31, 2016		Nil
	25,000	US$	2.12	May 23, 2016		Nil
	17,500	US$	2.28	February 6, 2017		Nil
	8,750	US$	2.64	March 27, 2018		Nil

Brigus Management Information Circular	39

DIRECTOR OPTION–BASED AWARDS OUTSTANDING AS AT DECEMBER 31, 2011
Name of Director	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price		Option Expiration Date(2,3)	Value of Unexercised In-the-Money Options(4)
David W. Peat	12,500	US$	1.28	March 31, 2019	Nil
	100,000	Cdn$	1.135	August 5, 2015	Nil
	33,333	Cdn$	1.675	November 10, 2015	Nil
	75,000	Cdn$	1.545	August 31, 2016	Nil
	17,500	US$	8.96	February 18, 2013	Nil
	25,000	US$	2.60	March 10, 2015	Nil
	25,000	US$	2.28	February 6, 2017	Nil
Charles E. Stott	12,500	US$	2.64	March 27, 2018	Nil
	16,250	US$	1.28	March 31, 2019	Nil
	100,000	Cdn$	1.135	August 5, 2015	Nil
	33,333	Cdn$	1.675	November 10, 2015	Nil
	75,000	Cdn$	1.545	August 31, 2016	Nil

Notes:

(1)   Each option entitles the holder to purchase one Common Share.

(2)   For all options granted prior to April 2011, 50% vest after the first year from the grant date and 50% after the second year from the grant date.

(3)   For all options granted after April 2011, 33.3% vest after the first year from the grant date, 33.3% vest after the second year from the grant date and 33.4% vest after the third year from the grant date.

(4)   The value is based on the closing price of Common Shares of the Corporation on the TSX at December 31, 2011 (Cdn$ 1.00) and converted to equivalent U.S. dollars at the Bank of Canada average annual exchange rate of 0.989 for 2011 for a equivalent closing price of US$1.011. The value is calculated based on the difference between the closing price and the exercise price of the options, multiplied by the number of options. Canadian dollar grants used the Canadian dollar closing price and U.S. dollar grants used the US$1.011 equivalent closing price.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Set out below is information as of December 31, 2011 with respect to compensation plans under which equity securities of the Corporation are authorized for issuance. All dollar amounts outlined in the table below are in U.S. dollars.

Brigus Management Information Circular	40

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights as at December 31, 2011 (a)	Weighted average exercise price of outstanding options, warrants and rights as at December 31, 2011 (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) as at December 31,2011 (c)
Stock Option Plan	12,745,410	$1.46	22,916

Indebtedness of Directors and Officers of the Corporation

No director or officer of the Corporation and no associate of any director or officer of the Corporation was indebted to the Corporation at any time during the year ended December 31, 2011.

Directors' and Officers' Insurance

The Corporation has directors' liability insurance for the directors and officers of the Corporation and its subsidiaries. The aggregate annual premium is $115,000. The annual insurance coverage under the applicable policy is limited to $10,000,000 per policy year with an additional $20,000,000 excess coverage per year.

There is a $150,000 deductible provision for securities claims and $100,000 deductible provision for all other claims made by the Corporation. The limit does not apply to claims by any director or officer.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as otherwise disclosed in this Information Circular, no person who has been a director or executive officer of the Corporation since the beginning of the last financial year and no associate or affiliate of any such director or executive officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Interest of Informed Persons in Material Transactions

Other than as stated below or elsewhere in this Information Circular, no informed person, director, executive officer, nominee for director, any person who beneficially owns, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation, nor any associated or affiliate of such persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation.

Other Business

Management of the Corporation knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if matters not now known to management should come before the Meeting, Common Shares represented by proxies solicited by management will be voted on each such matter in accordance with the best judgment of the nominees voting same.

Brigus Management Information Circular	41

Part V
ADDITIONAL INFORMATION

A copy of the following documents may be obtained, without charge, upon request to the Chief Executive Officer, Brigus Gold Corp., 1969 Upper Water Street, Suite 2001, Purdy's Wharf Tower II Halifax, Nova Scotia B3J 3R7, toll free 1-866-785-0456, facsimile (902) 491-4281.

(a)          the Financial Statements of the Corporation for the year ended December 31, 2011 and the management's discussion and analysis thereof;

(b)          the Annual Information Form for the year ended December 31, 2011; and

(c)          this Management Information Circular

Additional information relating to the Corporation is available online from the Corporation's website at www.brigusgold.com and on SEDAR at www.sedar.com. Financial information is provided in the Corporation's consolidated financial statements and management's discussion and analysis for its most recently completed financial year, a copy of which can be accessed online on SEDAR at www.sedar.com.

Directors' Approval

The contents of this Information Circular and the sending of it to the Shareholders of the Corporation, to each director of the Corporation, to the auditor of the Corporation and to the appropriate governmental agencies have been approved by the Board of Directors of the Corporation.

Unless otherwise noted, the information contained herein is given as of April 13, 2012.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: April 13, 2012

By Order of the Board

(signed) Wade K. Dawe
Chairman, President and Chief Executive
Officer

Brigus Management Information Circular	42

SCHEDULE "A"
CORPORATE GOVERNANCE DISCLOSURE

1.            Board of Directors

(a)          Disclose the identity of directors who are independent.

The following current directors of the Corporation are independent: Harry Burgess, Derrick Gill, Michael Gross, Marvin K. Kaiser, David W. Peat and Charles E. Stott.

(b)          Disclose the identity of directors who are not independent, and describe the basis for that determination.

Wade K. Dawe is not independent. Mr. Dawe is Chief Executive Officer and President of the Corporation.

(c)         Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board of directors (the Board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

As recommended in the Guidelines, the Board is constituted with a majority of independent directors. The Board believes that the current composition of the Board serves the Corporation and its shareholders well and that all of its directors make a valuable contribution to the Board, the Corporation and its subsidiaries. The non-independent director possesses an extensive knowledge of the Corporation's business and extensive experience in the industry, which has proven to be beneficial to the other directors, and his participation as a director contributes to the effectiveness of the Board.

(d)          If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors are directors of other reporting issuers:

Name	Issuer	Exchange
Wade K. Dawe	ImmunoVaccine Inc.	TSXV
	Linear Metals Corporation	TSX
	NWest Energy Corp.	TSXV
Harry Burgess	ACME Resources Corp.	TSXV
	Candelaria Resources Inc.	TSXV
	Mag Copper Inc.	CNQ
	Tartisan Resources Corp.	CNQ
	Treasury Metals Inc.	TSXV
	Vena Resources Inc.	TSX
Derrick Gill	Crosshair Exploration & Mining Corp.	TSX, NYSE Amex
Marvin K. Kaiser	Gryphon Gold Corporation Uranium Resources, Inc.	TSX NASDAQ
David W. Peat	Gabriel Resources Ltd.	TSX
Charles E. Stott	Western Troy Capital Resources Inc.	TSXV

Brigus Management Information Circular	A-1

(e)          Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

The Board of the Corporation may meet without management when in-person Board meetings are held. In the event that the Board determines during such a meeting that only independent directors should be present for the discussion, it excuses the director that is not independent. Since January 1, 2011, there were no such meetings at the conclusion of duly organized Board meetings.

(f)          Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

The Chairman of the Board, Mr. Dawe, is not an independent director. In order to mitigate any potential disadvantages of a combined chairman and chief executive officer role, the Corporation has appointed Dr. Michael Gross to serve as the Lead Independent Director and in such capacity Dr. Gross:

i.          chairs meetings of independent directors and relays comments or recommendations to the Chair of the Board and CEO;

ii.         sets procedure for meetings of independent directors.

iii.        acts as Chair of the Board at any meeting where the Chair of the Board is absent; and

iv.       carries out other functions or assignments as requested by the Board.

The Board believes that, in the context of a combined Chairman and Chief Executive Officer, the role of a strong Lead Independent Director is necessary in order to facilitate and strengthen the Board's independent oversight of the Corporation's performance, strategy and planning and to uphold effective governance standards.

(g)          Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer's most recently completed financial year.

Brigus Management Information Circular	A-2

Director	Board Meetings Attended		Committee Meetings Attended (1) (2)		Total Meetings of Board and Committee Attended
Wade K. Dawe	6 of 6	100%	n/a	n/a	6 of 6	100%
Harry Burgess	5 of 6	83%	1 of 1 HSEC	100%	6 of 7	86%
Derrick Gill	6 of 6	100%	9 of 9 AC	100%	20 of 20	100%
			5 of 5 NCC	100%
Michael Gross	5 of 6	83%	1 of 1 HSEC	100%	11 of 12	92%
			5 of 5 NCC	100%
Marvin K. Kaiser	6 of 6	100%	9 of 9 AC	100%	17 of 17	100%
			2 of 2 TC	100%
David W. Peat	6 of 6	100%	9 of 9 AC	100%	15 of 15	100%
Charles E. Stott	6 of 6	100%	1 of 1 HSEC	100%	12 of 12	100%
			5 of 5 NCC	100%

Notes:

(1)   Directors who are not members of Board Committees are invited to attend, but their attendance has not been shown above.

(2)   AC is the Audit Committee, NCC is the Nominations and Compensation Committee, and HSEC is the Health, Safety and Environment Committee.

2.            Board Mandate

Disclose the text of the Board's written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The text of the mandate or the Charter of the Board is attached hereto as Appendix "1".

3.            Position Descriptions

(a)          Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has developed and approved formal position descriptions for the Chairman of the Board, the Lead Independent Director of the Board and the Chair of each Board committee. The Board has adopted charters for each of the Audit Committee, the Nominations and Compensation Committee and the Health, Safety and Environment Committee, each of which provide for a Chair to be appointed and to act in such capacity.

(b)          Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board has not yet developed a formal position description for the CEO. Formal corporate objectives outlined in the Corporation's corporate plan and budget are reviewed and approved by the Board on an annual basis. The CEO is responsible for presenting these objectives and meeting these objectives. The Board and the CEO engage in regular dialogue regarding the performance of the senior management team in achieving the Corporation's strategic objectives as determined by the management and the Board.

Brigus Management Information Circular	A-3

4.           Orientation and Continuing Education

(a)          Briefly describe what measures the Board takes to orient new directors regarding

(i)          the role of the Board, its committees and its directors, and

(ii)         the nature and operation of the issuer's business.

The Board ensures that orientation is given to new members of the Board. Such orientation and education program consists of details of the Corporation's organizational structure, the structure of the Board and its committees, compliance requirements for directors, corporate policies and bylaws. New members also meet with directors and senior management of the Corporation, including visits to the operations, to learn of the functions and activities of the Corporation. On an ongoing basis, presentations are made to the Board on various aspects of the Corporation's operations.

In addition, the Nominations and Compensation Committee is responsible for developing and overseeing the process to assess the effectiveness of the Chairman, the Board, the Board committees, Chairs of the committees and individual directors.

(b)          Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Please refer to answer immediately above.

5.            Ethical Business Conduct

(a)          Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:

(i)           disclose how a person or company may obtain a copy of the code;

(ii)          describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

(iii)         provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

Brigus Management Information Circular	A-4

The Board has adopted a written code of ethics for the directors, officers and employees of the Corporation (the "Code"). This code of ethics is available at the Corporation's website at www.brigusgold.com. The Board has primary authority and responsibility for the enforcement of the Code. Any suspected violation of the Code should be promptly reported to the Secretary of the Corporation. The Secretary will promptly forward all such reports to the Chairman of the Board, who will receive such reports on behalf of the Board. The Secretary may be reached as follows: 1969 Upper Water Street, Suite 2001, Purdy's Wharf Tower II, Halifax, Nova Scotia B3J 3R7.

(b)          Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

As noted above, the Board meets from time to time and in appropriate circumstances without management and non-independent directors present.

(c)          Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

In addition to the Code described above, the Board has a formal policy that all acquisitions and divestitures of a material nature require the approval of the Board. The Board's policy also requires that all major strategic decisions, including any change in the strategic direction of the Corporation, be presented by management to the Board for approval. As part of its ongoing activity, the Board regularly receives and comments upon reports of management as to the performance of the Corporation's business and management's expectations and planned actions in respect thereto.

The Board reviews the adequacy and form of the compensation of directors to ensure the compensation realistically reflects the responsibility and risk involved in being an effective director. The Board has made it a priority to continue to examine and develop the processes which it follows in its deliberations in order that it will continue to fulfill its mandate.

The Board and the Chief Executive Officer engage in regular dialogue regarding the performance of the senior management team, including the Chief Executive Officer, in achieving the Corporation's strategic objectives as determined by management and the Board. As the Board has plenary power, any responsibility which is not delegated to management or a committee remains with the Board.

The Board conducts in-camera sessions led by the Lead Independent Director without management present as it deems appropriate and also conducts in-camera sessions to review the recommendations of the Nominations and Compensation Committee. The Nominations and Compensation Committee also conducts part of its deliberations without management present. As well, the Audit Committee has a policy to meet annually with the Corporation's auditors without management present.

The Board has also implemented a Whistle Blower Policy. Reports of any alleged legal, regulatory or internal policy violations may be reported to the Chairman of the Audit Committee or to a supervisor or member of management, who is required to immediately forward such report to the Chairman of the Audit Committee. Reports of alleged violations may be submitted to the Audit Committee anonymously. The Audit Committee is responsible for investigating and responding to the reports of alleged violations.

Brigus Management Information Circular	A-5

6.            Nomination of Directors

(a)          Describe the process by which the Board identifies new candidates for Board nomination.

Prior to their standing for election, new nominees to the Board are reviewed by the entire Board. The Nominations and Compensation Committee has the responsibility of making recommendations to the Board with respect to the new nominees and for assessing directors on an on-going basis.

(b)          Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage to objective nomination process.

The Nominations and Compensation Committee is composed of three independent directors and makes recommendations to the Board on the nomination of new directors.

(c)          If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Nominations and Compensation Committee seeks individuals qualified to become Board members. It determines each proposed nominee's qualifications for service on the Board and conduct appropriate inquiries into the backgrounds and qualifications of possible nominees. The Nominations and Compensation Committee recommends to the Board the director nominees for the next annual meeting of Shareholders. It evaluates the performance of each director before recommending to the Board his or her nomination for an additional term as director. In addition, the Nominations and Compensation Committee evaluates and recommends to the Board when new members should be added to the Board.

7.           Compensation

(a)          Describe the process by which the Board determines the compensation for the issuer's directors and officers.

On a regular basis the Board reviews the adequacy and form of compensation for directors and officers. This review is completed with reference to each individual corporate officer's performance, the Company's overall performance and comparable compensation paid to similarly-situated directors and officers in comparable companies.

(b)          Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Nominations and Compensation Committee is composed of three directors, who are independent, and makes recommendations to the full Board on compensation policies and practices.

(c)          If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Nominations and Compensation Committee reviews and makes recommendations to the Board on the compensation packages for the CEO and other senior officers, as well as evaluating annually the performance of the CEO. This committee meets at least annually to discuss compensation issues but also meets from time to time as necessary.

(d)          If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Brigus Management Information Circular	A-6

8.           Other Board Committees

If the Board has standing committees other that the audit, compensation and nominating committees, identify the committees and describe their function.

The Board has a Health, Safety and Environment Committee, whose responsibility includes overseeing the development and implementation of policies and management systems of the Corporation relating to environmental and health and safety issues in order to ensure compliance with applicable laws and best management practices.

9.           Assessments

Disclose whether or not the Board, it committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

It is the responsibility of the Nominations and Compensation Committee to assess the effectiveness of the Board as a whole and the committees of the Board. Participation of directors is expected at all Board and committee meetings. Directors are asked to notify the Corporation if they are unable to attend, and attendance is duly recorded.

Brigus Management Information Circular	A-7

APPENDIX 1 TO SCHEDULE "A"
BRIGUS GOLD CORP.
CHARTER OF THE BOARD OF DIRECTORS

(1)          Purpose

The Board of Directors ("Board") of Brigus Gold Corp. ("Brigus") is responsible for the stewardship of Brigus' business and affairs.

(2)          Composition of the Board

(a)          The Board shall consist of no less than three (3) Directors, a majority of whom shall be independent;

(b)          The Board shall appoint a Chair from amongst its directors; and

(c)          If the Chair is not independent then a Lead Independent Director should be appointed from the ranks of the Independent Directors. The Chair shall be tasked with ensuring the Board's agenda enables the Board to successfully carry out its responsibilities to Brigus.

(3)          Duties and Responsibilities of the Board

The Board has the following duties and responsibilities, which may be initially reviewed by the applicable committees of the Board before being recommended to the full Board for approval:

(a)          Strategic Planning

(i)           Ensuring that a company-wide strategic planning process is in place and approving the resulting business plan on at least an annual basis. This business plan should take into account, at a minimum the short and longer term opportunities and risks of the business;

(ii)          Approving Brigus' annual operating and capital budgets; and

(iii)         Reviewing performance results in relation to the business plan and budgets.

(b)          Risk Management and Internal Controls

(i)           Identifying and assessing the principal risks of Brigus' business and ensuring the implementation of systems to mitigate these risks;

(ii)          Ensuring the integrity of Brigus' internal control and management information systems and the safeguarding of Brigus' assets;

(iii)         Reviewing, approving, and as required, overseeing compliance with Brigus' Disclosure Policy by Directors, Officers, senior management and other employees;

(iv)         Reviewing, approving and overseeing Brigus' disclosure, controls and procedures; and

(v)          Reviewing and approving the Code of Business Conduct of Brigus with the purpose of promoting integrity and deterring wrongdoing, and encouraging and promoting a culture of ethical business conduct, and as required, overseeing compliance with Brigus' Code of Business Conduct by Directors, Officers, senior management and other employees.

Brigus Management Information Circular	A-8

(c)          Chief Executive Officer and Senior Management

(i)           Appointing the Chief Executive Officer ("CEO") of Brigus and determining the terms and conditions of his appointment;

(ii)          Developing, along with the CEO, a written position description for the role of the CEO;

(iii)         Satisfying itself as to the integrity of the CEO; and

(iv)         Providing attention to succession planning, including the appointment, training, monitoring and continuing education of the CEO, Officers and senior management.

(d)          Governance

(i)           Developing Brigus' approach to governance practices, including expectations and responsibilities of individual Directors, including expectations for attendance at meetings and the level of engagement that is expected of members of the Board;

(ii)          Approving the nomination of Directors to the Board, as well as:

(I)         determining which Directors, in the reasonable opinion of the Board, are independent pursuant to applicable legislation and regulatory requirements;

(II)         developing qualifications and criteria for the selection of Directors; and

(III)        appointing the Board Chair, Lead Independent Director, if applicable, and the Chair and members of each Committee of the Board in consultation with the relevant Committee.

(iii)         Determining that Audit Committee members meet all applicable legislative, regulatory and listing qualifications, including financial literacy and independence;

(iv)         providing an orientation program for new Directors and continuing education opportunities for all Directors.

(v)          Assessing annually the effectiveness of the Board Chair and/or Lead Independent Director, each Committee of the Board and their respective Chairs, as well as individual Directors;

(vi)         Developing position descriptions for the Chair, the Lead Independent Director and for each Committee Chair so that they may be evaluated objectively; and

(vii)        Appointing and removing Brigus' Secretary.

Brigus Management Information Circular	A-9

(e)          Financial Reporting, Auditors and Transactions

(i)           Reviewing and approving, as required, Brigus' financial statements and related financial information;

(ii)          Appointing, subject to the approval of shareholders, and removing the external auditor;

(iii)         Appointing and removing of Brigus' Chief Financial Officer ("CFO"); and

(iv)         Delegating, to the extent permitted by law, to the CEO, other Officers and senior management appropriate powers to manage the business affairs of Brigus.

(f)          Legal Requirements and Communication

(i)           Overseeing the adequacy of Brigus' processes to ensure compliance by Brigus with applicable legal and regulatory requirements;

(ii)          Developing and implementing measures through which the Board can receive feedback from security holders; and

(iii)         Performing any other function that is prescribed by law that has not been delegated by the Board to a Committee of the Board or to management.

(g)          Oversight of Brigus' Environmental Risks

(i)           Review and monitor Brigus' environment policy and environmental management system.

(4)          Duties and Responsibilities of the Board Chair and Lead Independent Director

The Board Chair and/or Lead Independent Director shall lead the Board in all aspects of its work and are responsible to effectively managing the affairs of the Board and ensuring that the Board is properly organized and functions efficiently. As appropriate the Chair and/or the Lead Independent Director will advise the CEO in matters concerning the Board, including the relationship between management and the Board.

Specifically, the Board Chair shall:

(a)          Provide the leadership necessary to enable the Board to carry out its duties and responsibilities described in this Board Charter;

(b)          Work with the CEO, other Officers and senior management to monitor progress on the Business Plan, annual budgets, policy implementation and succession planning;

(c)          Provide advice, counsel and mentorship to the CEO and fellow members of the Board;

(d)          Foster an effective working relationship between the Board and management;

(e)          Chair the Board meetings;

(f)           Determine, in consultation with the CEO, the Secretary, the Chairs of Committees, the frequency, dates and location of meetings of the Board, the Committees of the Board, and of the shareholders;

(g)          Review the meeting agendas to ensure that all required business comes before the Board so that it may effectively and efficiently carry out its duties and responsibilities;

(h)          Ensure that all items requiring Board and Committee approval are tabled as appropriate;

(i)          Ensure the proper flow of information to the Board;

(j)           Review, with the Secretariat and CEO, the adequacy and timing of information and materials in support of management proposals to the Board; and

(k)          In conjunction with the relevant Committee of the Board and its Chair, review and assess individual Director's meeting attendance records and the effectiveness and performance of the Board, its Committees, Committee Chairs and individual Directors;

(l)           Act for the CEO and exercise his/her authority in the event that the CEO is absent and is unable to act where action by the CEO is necessary to protect the interests of Brigus;

(m)         Attend Committee meetings in a non-voting capacity as deemed appropriate by the Board Chair;

(n)          Ensure that an opportunity exists at each regular meeting for the Independent Directors to meet separately without non-Independent Directors and management personnel present; and

(o)          Carry out other functions or assignments as requested by the Board.

Brigus Management Information Circular	A-10

If there is a Lead Independent Director, he or she shall:

(a)          Chair meetings of Independent Directors and relay comments or recommendations to the Chair of the Board and CEO; and

(b)          Set procedure for meetings of Independent Directors.

(c)          Act as Chair of the Board at any meeting where the Chair of the Board is absent; and

(d)          Carry out other functions or assignments as requested by the Board.

Brigus Management Information Circular	A-11

SCHEDULE "B"
EMPLOYEE SHARE PURCHASE PLAN

1.            Purpose

1.1           The Brigus Gold Corp. Employee Share Purchase Plan (the "Plan") is intended to provide an incentive for officers, directors, employees and consultants of Brigus Gold Corp. (the "Corporation") and its participating subsidiaries, to acquire or increase their ownership in the Corporation through the purchase of common shares of the Corporation.

1.2           The purpose of the Plan is to provide officers, directors, employees and consultants with an opportunity to become an owner in the Corporation and to invest in the Corporation's future by becoming a shareholder.

2.            Definitions

2.1           For the purpose of this Plan, unless the context requires a different meaning, the following terms have the following meanings:

"Account" of a Participant means the account established and maintained by the Administrative Agent for such Participant in accordance with the Administrative Agreement;

"Administrative Agent" means the third party company hired to perform administrative duties required under the Plan;

"Allowable Employee Contribution" has the meaning set out in Section 6.1;

"Base Pay" means an employee's basic or regular annual compensation from the Participating Company, excluding overtime, shift premiums, incentive payments, commissions, bonuses and other non-basic compensation items;

"Board" means the board of directors of the Corporation;

"Business Day" means any day other than a Saturday, Sunday or statutory or civic holiday in the Provinces of Ontario and Nova Scotia;

"Cancellation Notice" means a cancellation notice in the form prescribed by the Corporation and submitted by a Participant;

"Corporation" means Brigus Gold Corp., and includes any successor corporation thereof;

"Election Agreement" means an agreement in the form prescribed by the Corporation and submitted by an Eligible Employee;

"Eligible Employee" has the meaning set out in Section 4.1;

"Employee Contribution" means the contributions made to the Plan by Participants, as provided for in Section 6.1;

Brigus Management Information Circular	B-1

"Employer Contribution" has the meaning set out in Section 7.1;

"Employer Contribution Vesting Period" has the meaning set out in Section 7.1

"Fair Market Value" at any date in respect of the Shares means the volume weighted average trading price of the Shares determined by dividing the total value of the Shares traded on the Toronto Stock Exchange during the last five trading days immediately preceding such date by the total volume of the Shares traded on the Toronto Stock Exchange during such five trading days (or, if such Shares are not then listed and posted for trading on the Toronto Stock Exchange, on such stock exchange on which such Shares are listed and posted for trading as may be selected for such purpose by the Board). In the event that such Shares are not listed and posted for trading on any stock exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in their sole discretion;

"Insider" has the meaning set out in the TSX Company Manual;

"Leave of Absence" means an unpaid period of absence formally granted in conformity with the rules of the Participating Company;

"Participant" means a person who is eligible to participate in the Plan and (i) has duly executed and submitted an Election Agreement in accordance with Section 5.1 and who has not cancelled or been deemed to have cancelled the Election Agreement;

"Participating Company" means the Corporation, or the Subsidiary or affiliate of the Corporation employing the Participant;

"Payroll Deduction Rate" means the percentage of a Participant's quarterly Base Salary to be deducted each Quarter as the Participant's Contribution;

"Payroll Office" means the Participating Company's payroll office;

"Plan" means this 2012 Employee Share Purchase Plan, as amended from time to time;

"Proceeds of Sale" and similar phrases mean the net proceeds of sale after payment of applicable commissions and brokerage fees or other ancillary costs and expenses;

"Purchase Conditions" means, in respect of the authorization, issuance or sale of Shares from the Corporation to Participants under this Plan, the following:

(a)          the satisfaction of all requirements under applicable securities laws in respect thereof and the obtaining of all regulatory approvals as the Corporation shall determine to be necessary or advisable in connection therewith;

(b)          the admission of such Shares to listing on the TSX or any other stock exchange on which such Shares may then be listed; and

(c)          the Corporation's receipt from the Participant of such representations, agreements and undertakings as to future dealings in such Shares as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction;

"Quarter" means a quarter of the Corporation's fiscal year;

"RRSP" means a registered retirement savings plan established under the Income Tax Act (Canada);

Brigus Management Information Circular	B-2

"Shareholder" means a holder of Shares;

"Shares" means the common shares of the Corporation as currently constituted or any shares, securities or other property into which such shares are changed, reclassified, subdivided, consolidated or converted or which is substituted for such shares;

"Subsidiary" has the meaning given to that term in National Instrument 45-106;

"TFSA" means a tax-free savings account established under the Income Tax Act (Canada);

"Treasury" means the treasury of the Corporation; and

"TSX" means The Toronto Stock Exchange.

3.            Construction

3.1          In this Plan, unless otherwise expressly stated or the context otherwise requires:

(d)          the division of this Plan into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan;

(e)          the terms "this Plan", "herein", "hereby", "hereof" and "hereunder" and similar expressions refer to this Plan and not to any particular article, section or other portion hereof;

(f)          references to Articles and Sections are to the specified articles and sections of this Plan;

(g)          words importing the singular include the plural and vice versa and words importing any gender shall include the masculine, feminine and neutral genders;

(h)          the words "includes" and "including", when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(i)           whenever the Board is to exercise discretion in the administration of the terms and conditions of this Plan, the term "discretion" means the sole and absolute discretion of the Board;

(j)          unless otherwise specified, all references to money amounts are to Canadian currency;

(k)          whenever any day specified for action in accordance with this Plan is not a Business Day, then such event shall be deemed to occur on the next following Business Day; and

Brigus Management Information Circular	B-3

(l)           for purposes of Section 15.1, the date of occurrence of the termination of a Participant's employment by a Participating Company is the date that the Participant actually ceases to perform services for the Participating Company, without regard to whether (i) the Participant continues thereafter to receive any payment from the Participating Company in respect of such termination, including without limitation any continuation of salary or other compensation in lieu of notice of such termination, or (ii) such Participant claims or is found to be entitled at law to greater notice of such termination or greater compensation in lieu thereof than has been received by such Participant.

4.             Eligibility

4.1           All full-time or part-time employees (i) who are not employed on a probationary, temporary, or seasonal basis with a Participating Company, and (ii) if not resident in Canada, who have received written notice from the Corporation confirming that their participation in the Plan is in compliance with applicable securities and other laws, shall be eligible to participate in the Plan (each an "Eligible Employee"). These conditions may be amended or waived in appropriate circumstances at the discretion of the Board.

5.             Application for Participation

5.1           An Eligible Employee who wishes to apply for participation in the Plan may do so by submitting an Election Agreement and payroll deduction authorization to the Payroll Office. Such authorization must specify the Participant's chosen Payroll Deduction Rate, and such other information as is required to be provided by the Participant on such form. The Payroll Deduction Rate chosen must be expressed in whole numbers as a percentage, and must not be less than 1% or more than 10% of the Participant's Base Salary. Upon receipt by the Payroll Office, the payroll deduction authorization form shall authorize the Corporation to deduct from the Participant's Base Salary and credit to the Participant's Account the amount of the Employee Contribution authorized by such form.

5.2           Once the Participant has enrolled in the Plan, the Corporation shall direct the Administrative Agent to open an Account for that Participant to record the transactions occurring under the Plan.

6.             Employee Contributions

6.1           Participants may elect to contribute to the Plan an amount up to 10% of the Participant's Base Pay. A Participant's aggregate Employee Contribution in any calendar year (inclusive of contributions to alternative account structures described in Section 17.1) may not exceed 10% of the Participant's Base Pay (the "Allowable Employee Contribution").

6.2           On the first day of each Quarter after a Participant has delivered his payroll deduction authorization in accordance with Section 5.1, the Corporation shall deduct the Employee Contribution from the Participant's Base Salary and shall credit such Employee Contribution to the Participant's Account. Each Participant's Contributions will be credited to the Participant's Account under the Plan. A Participant may not make any separate cash payment into such Account.

Brigus Management Information Circular	B-4

6.3           A Participant may increase, decrease, suspend, or resume Employee Contributions under the Plan by giving written notice to the Payroll Office at such time and in such form as the Corporation may prescribe from time to time. Such increase, decrease, suspension or resumption will be effective as of the first day of the payroll period as soon as administratively practicable after receipt of the Participant's written notice. Participants shall be entitled to change their Payroll Deduction Rate no more than two times per calendar year.

6.4           The deduction and crediting of Employee Contributions for a Participant will commence with the first payroll period of the Quarter commencing after the Participant delivers the payroll deduction authorization in accordance with Section 5.1, and will continue until the payroll period in which the Participant (i) elects to end such deductions and credits pursuant to the terms of the Plan or (ii) ceases to be a Participant.

7.             Employer Contributions

7.1           The Participating Company shall pay to the Administrative Agent on behalf of and for the benefit of each Participant as additional salary, an amount equal to 75% of the Participant's Employee Contributions contributed to the Plan pursuant to Section 6.1 hereof (an "Employer Contribution"). The Employer Contribution will be paid to the Administrative Agent each Quarter after a Participant has delivered his payroll deduction authorization in accordance with Section 5.1. Share certificates representing the Employer Contribution for each Quarter are to be held in escrow by the Administrative Agent for one year before being added to the Participant's Account (the "Employer Contribution Vesting Period"). The Employer Contribution Vesting Period will start running on the last day of each Quarter in which the Employer Contribution was made. The Employer Contribution is conditional on the Participant providing the Participating Company with an irrevocable direction, made by completing and submitting the Election Agreement, to pay such amount to the Administrative Agent without withholding tax from such amount. Tax withheld in respect of Employer Contributions will be made from other income payable to the Participant by the Participating Company.

8.             Purchases of Shares

8.1           Employee Contributions and Employer Contributions shall be remitted to the Administrative Agent as soon as may be required by the Administrative Agent. All Employee Contributions and Employer Contributions shall be held by the Administrative Agent pending purchases of Shares pursuant to this Article 8.

8.2           All funds remitted to the Administrative Agent, including Employee Contributions and Employer Contributions, will be held in trust, and from time to time shall be used by the Administrative Agent to purchase Shares in accordance with this Article 8. All cash contributions to the Plan, including Employee Contributions, Employer Contributions and any other such payment that may be permitted from time to time, shall be used by the Administrative Agent to purchase Common Shares from Treasury at the Fair Market Value on the last day of each Quarter.

8.3           The Corporation will pay the fees and expenses set out in the Administrative Agreement.

Brigus Management Information Circular	B-5

8.4           All Shares purchased by the Administrative Agent under the Plan shall be held by the Administrative Agent on behalf of the Participants pending distribution to the Participants.

8.5           Notwithstanding any other provision contained in the Plan, no Shares shall be purchased under the Plan on behalf of a Participant if, together with any other security based compensation arrangement established or maintained by the Corporation, such purchase could result, at any time, in: the number of Shares issuable to Insiders, at any time, exceeding 10% of the issued and outstanding Shares; or the number of Shares issued to Insiders, within any one-year period, exceeding 10% of the issued and outstanding Shares.

For the purpose of this Section 8.5, "issued and outstanding Shares" is determined on the basis of the number of Shares that are outstanding immediately prior to the purchase of Shares.

9.             Number of Shares Reserved

9.1           The maximum number of Shares which may be reserved for issuance from Treasury under the Plan shall be 5,000,000 Shares, which number may only be increased with the approval of the Shareholders.

10.            Allocation of Shares to Participants' Accounts

10.1         The number of Shares allocated to a Participant's Account shall be equal to the number obtained by dividing the sum of the following by the average cost per Share of the Shares purchased in such Quarter:

(m)          the Participant's Employee Contribution in such Quarter; and

(n)          the Participant's Employer Contribution in such Quarter.

11.            Statement of Account

11.1         A statement of account shall be issued by the Administrative Agent to each Participant as soon as is practical following the end of each Quarter. The statement of account shall indicate for the relevant Quarter the number of Shares allocated to the Participant's Account (including all whole and fractional shares) and the number of Shares withdrawn from the Account.

12.            Cancellation by a Participant

12.1         A Participant may cancel his or her participation in the Plan at any time by submitting a Cancellation Notice to the Payroll Office. Cancellation shall become effective upon receipt of the Cancellation Notice by the Administrative Agent.

12.2         The Participant shall receive the whole Shares in the Participant's Account, net of any applicable withholding taxes, as of the effective date of cancellation. Payment shall be made in cash for any fraction of a Share to which the Participant is entitled. For the purposes of determining the amount of any such cash payment, Shares shall be valued using the average cost of the Shares which were allocated in the Quarter in which the effective date of cancellation occurs. The cancellation of the Plan by the Participant will not negate the Participant's entitlement to receive any Employer Contribution which has not yet vested.

Brigus Management Information Circular	B-6

12.3         Delivery of a share certificate or other evidence of share ownership representing the whole Shares to which the cancelling Participant is entitled, and of the cash payment, if any, shall be made to the Participant at the end of the Quarter following the Quarter in which the cancellation becomes effective and at the end of the Quarter following the Employer Contribution Vesting Period for all Employer Contributions which have not vested at the time of cancellation. Unless otherwise instructed by the Participant, such share certificate or other evidence of share ownership shall be registered in the Participant's name and delivered to the Participant at the address indicated in his or her Election Agreement.

13.           Leave of Absence

13.1         While a Participant is on Leave of Absence, the Participant's enrolment in the Plan shall be suspended until the Participant's return, however, the Employer Contribution Vesting Period will continue to run. A Participant on Leave of Absence shall not be permitted to remit payments for the purchase of Shares under this Plan unless so authorized by the Board.

13.2         When continued participation in the Plan is authorized by the Board for a Participant on a Leave of Absence, an advance payment of the amount required to cover the period of unpaid absence shall be made by cheque or authorization for direct deposit payable to the Participating Company. The amount of prepayment shall be the amount that the Participant would otherwise be entitled to contribute during the Leave of Absence if he or she had not taken a Leave of Absence, provided that the Participant shall not be entitled to change such amount pursuant to Section 6.3 unless authorized by the Board. A Participant on a Leave of Absence who has been authorized by the Board to make prepayments for the purchase of Shares under the Plan may make the required prepayment in instalments by the use of two or more cheques. All but the first cheque may be post-dated so that payments for the period covered by each cheque will be made in advance.

14.           Vesting

14.1         All funds and Shares acquired with the Employee Contributions of a Participant shall at all times be vested in such Participant.

14.2         All Employer Contributions made on behalf of a Participant in respect of any given Quarter is subject to the Employer Contribution Vesting Period.

15.           Retirement - Termination - Death

15.1         Subject to Section 15.2, when a Participant (i) retires, (ii) is terminated, (iii) resigns or (iv) dies, the Participant, or in the case of death, the Participant's estate, shall be entitled to receive the whole Shares in the Participant's Account, net of any applicable withholding taxes, by delivery of a share certificate or other evidence of share ownership to the Participant or the Participant's estate, as well as a cash payment for the value of any fraction of a Share in the Participant's Account. Alternatively, the Participant or the Participant's estate may direct the Administrative Agent to sell the whole Shares in the Participant's Account and remit the proceeds of such sale, net of any applicable fees, expenses and withholding taxes, to an external account. The determination of the number of Shares for the purpose of distribution or sale shall be made as of the end of the Quarter in which the event referred to in item (i), (ii), (iii) or (iv) occurs.

Brigus Management Information Circular	B-7

15.2         When a Participant (i) retires, (ii) is terminated, (iii) resigns or (iv) dies:

(a)          any portion of the Employee Contribution then held in trust by the Administrative Agent will be paid to the Participant or his or her estate;

(b)          any portion of the Employer Contribution then held in trust by the Administrative Agent will be returned to the Corporation;

(c)          All Shares subject to the Employer Contribution Vesting Period which have not yet vested shall be cancelled and returned to the Corporation.

15.3         Upon retirement, termination or death, the Participant shall be deemed to have cancelled the Election Agreement and withdrawn from the Plan on the last day of the Quarter in which such event occurs.

15.4         A notice electing (i) to transfer the whole Shares in the Participant's Account to an external account provided in such notice, or (ii) to sell the whole Shares in the Participant's Account and transfer the net proceeds to an external account provided in such notice, must be submitted in the form prescribed by the Corporation to the Payroll Office within 90 days of the Participant's retirement, termination or death. If no notice is filed within 90 days following such an event, the Participant or the Participant's estate shall be deemed to have elected to have the Participant's Shares transferred to the name of the Participant or the Participant's estate, as applicable and in the case of any Participant Shares held in any alternative account structure as may be permitted under Section 17.1, the Participant shall be deemed to have elected to terminate such alternative structures and liquidate or transfer any such alternative structures in accordance with the terms thereof.

16.          Withdrawals Under the Plan

16.1         Subject to compliance with applicable laws, Participants are entitled to sell all Shares held in their Account at any time. Participants are entitled to request a sale of Shares held in their Account on the open market by delivering to the Administrative Agent a written request in the form prescribed by the Administrative Agent. Such shares will be sold as soon as is administratively practical after receipt of the request.

16.2         The sale price for such Common Shares shall be the prevailing market price at the time of such sale. Participants are entitled to obtain a certificate representing the Shares held in their Account by delivering to the Administrative Agent a written request in the form prescribed by the Administrative Agent. Such certificates will be issued and delivered to the Participant as soon as is administratively practical after receipt of the request.

Brigus Management Information Circular	B-8

16.3         Participants are responsible for any fees or commissions relating to the sale of their Shares, whether the sale was carried out by the Participant or by the Corporation or the Administrative Agent upon the Participant's request.

17.           Alternative Account Structures

17.1         The Corporation may offer alternative account structures for investment of Employee Contributions and Employer Contributions on behalf of the Participant in RRSP, TFSA or other similar arrangements made available in Canada, provided that the aggregate annual Employee Contribution to all account structures utilized by the Participant does not exceed the Allowable Employee Contribution and upon such other terms and conditions applicable to such alternative account structures as may be prescribed by the Corporation and the Administrative Agent.

18.          Termination for Inactivity

18.1         Where a Participant has not made a contribution in the previous twenty-four (24) months, the Corporation may direct the Administrative Agent to terminate that Participant's participation in the Plan.

19.           Administrative Agent

19.1         The Corporation shall enter into an agreement (the "Administrative Agreement") with the Administrative Agent. The Administrative Agreement shall provide, among other things, that:

(a)          a Participant will be the beneficial owner of all Common Shares purchased under his or her Account under the Plan and will have all rights of beneficial ownership in such shares as of the date such shares are purchased. As a beneficial owner all rights of a shareholder of the Common Shares shall vest with the participant on the date such shares are credited to the Participant's Account. As such the Participant shall be entitled to vote the Common Shares held in his Account, and the Corporation and Administrative Agent will arrange for the Participant to receive the relevant information in regard to such action.

(b)          the Administrative Agent shall establish and maintain an Account for each Participant as contemplated by the Plan;

(c)          all funds in the Administrative Agent from time to time and available for investment shall be used by the Administrative Agent to purchase Shares in accordance with Article 8;

(d)          all non-cash dividends or distributions of property or rights, other than stock dividends, received by the Administrative Agent in respect of the Shares shall to the extent possible be sold by the Administrative Agent in the open market or by private sale and the Proceeds of Sale used to purchase Shares under Article 8; and

(e)           the Administrative Agent shall prepare and file appropriate tax information each year.

Brigus Management Information Circular	B-9

20.          Rights Not Transferable

20.1         Except insofar as applicable law may otherwise require, no right or interest of any Participant under the Plan shall be assignable or transferable in whole or in part either directly or otherwise.

Except insofar as applicable law may otherwise require, no right or interest of any Participant under the Plan shall be liable for or subject to any obligation or liability of such Participant.

20.2         If a Participant is transferred in an employer-supported transfer from one Participating Company to another Participating Company, his or her Election Agreement shall remain in full force and effect with the other Participating Company.

21.          Amendment of the Plan

21.1         The Board shall have the authority to terminate the Plan at any time, or to make the following amendments to the Plan, without the prior approval of the Participants or the shareholders of the Corporation, without limiting the generality of the foregoing, the Board may make:

(a)          amendments of a "housekeeping" nature, including any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision hereof;

(b)          amendments necessary to comply with the provisions of applicable law including, without limitation, the rules, regulations, and policies of the TSX;

(c)          amendments to the definition of Eligible Employee other than an amendment which would have the potential of broadening or increasing Insider participation;

(d)          amendments respecting administration of the Plan, including but not limited to changing the process by which an Eligible Employee may participate in the Plan, such as changing the manner in which Employee Contributions may be made, changing the form of Election Agreement and changing the place where such payments and notices must be delivered;

(e)          amendments to the Allowable Employee Contribution established in Section 6.1, provided that the Allowable Employee Contribution may not exceed 10% of a Participant's Base Pay;

(f)          amendments to the definition of Employer Contribution that would adjust the Employer Contribution to no greater than 75% of the Participant's Employee Contributions;

(g)          amendments necessary to vesting or retention periods in respect of Shares purchased under the Plan; and

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(h)          amendments necessary to suspend or terminate the Plan.

21.2         Any such amendment shall be effective at such date as the Board may determine, except that no such amendment, other than one of a minor nature, may apply to any period prior to the announcement of the amendment unless, in the opinion of the Board, such amendment is necessary or advisable in order to comply with the provisions of applicable legislation (including any regulations or rulings thereunder) or would not adversely affect the rights of Participants in respect of the Plan. Notice of any amendment of the Plan shall be given promptly to the Administrative Agent and to Participating Companies and, except for changes of a minor nature which do not adversely affect their interests, shall also be given to all Participants. Notwithstanding Section 21.2, Shareholder approval shall be required for:

(a)          any amendment to increase the maximum number of Shares reserved for issuance from Treasury under the Plan;

(b)          any amendment to the definition of Eligible Employee as set out in Section 4.1 so as to potentially broaden or increase Insider participation;

(c)          any amendment that would increase the Allowable Employee Contribution established in Section 6.1 to an amount greater than 10% of a Participant's Base Pay;

(d)          any amendment that would provide for any form of financial assistance to Participants;

(e)          any amendment to the definition of Employer Contribution that would provide for Employer Contributions to Participants that are greater than 75% of the Participant's Employee Contributions;

(f)          any amendment to remove, exceed or increase the limits on Insider participation in the Plan established by Section 8.5, and any amendment to the provisions of this Article 21 which is not an amendment within the nature of Sections 21.2(a) or 21.2(b).

21.3         The Shareholders' approval of an amendment, if required pursuant to Section 21.2, shall be given by the approval of a majority of the Shareholders present in person or by proxy and entitled to vote at a duly called meeting of the Shareholders and shall, if and only to the extent required under applicable securities laws and regulatory requirements, exclude the votes cast by Insiders of the Corporation.

22.          Termination of Plan

22.1         The Corporation may at any time terminate the operation of the Plan by resolution of the Board. Prior to any such termination, each Participant and each Participating Company shall be given at least 30 days' notice in writing.

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22.2         In the event of the termination of the Plan, each Participant shall receive the whole Shares allocated to his or her Account and payment in cash for any balance of fractional Shares. For the purposes of making such cash payment, the Administrative Agent shall sell the fractional Shares of the Participants in the open market or by private sale and the proceeds of any such sale shall be divided among the Participants in proportion to the number of fractional Shares held by such Participants.

22.3         In the event of the termination of the Plan, all Employer Contributions will immediately vest, and the Participant shall be entitled to receive the whole Shares purchased with the Employer Contribution and payment in cash for any balance of fractional Shares.

23.          Limitation of Rights of the Employee

23.1         This Plan is a voluntary program on the part of the Corporation and shall not constitute an inducement to or condition of the employment of any Employee. Nothing contained in this Plan shall give any Employee, whether a Participant or not, the right to be retained in the service of the Corporation or shall interfere with the right of the Corporation to discharge any Employee whether a Participant or not at any time. Enrolment in this Plan will not give any Participant or beneficiary of a Participant any right or claim to any benefit except to the extent provided for in the Plan.

24.          Interest

24.1         No interest will be paid or allowed on any money paid into the Plan or credited to the Account of any Participant.

25.          Changes in the Corporation's Capital Structure

25.1         In the event of any reclassification or change of the Common Shares, the Plan shall thereafter entitle Participants to purchase, through their Accounts, the securities of the Corporation of the appropriate class or classes resulting from said reclassification or change as the Participants would have been entitled to receive had the Participants been the holders of record of Common Shares immediately before such reclassification or change. In the event of any capital reorganization of the Corporation at any time while any option is outstanding, not otherwise covered in this Section 25 or a consolidation, amalgamation or merger of the Corporation with or into any other entity, the Plan shall thereafter entitle Participants to purchase, through their Accounts, the securities of the appropriate class or classes or property of the entity resulting from such capital reorganization, consolidation, amalgamation, or merger or, as the case may be, that the Participants would have been entitled to receive on such capital reorganization, consolidation, amalgamation, or merger if, on the record date or the effective date thereof, they had been the registered holders of Common Shares. In the event that the Corporation takes any action affecting the Common Shares at any time, other than any action described above, which in the opinion of the Board would materially affect the rights of the Participants, the rights of the Participants under the Plan will be adjusted in such manner, if any, and at such time, as the Board may determine, but subject in all cases to any necessary regulatory and shareholder approval. Failure to take such action by the Board so as to provide for an adjustment on or prior to the effective date of any action by the Corporation affecting the Common Shares will be conclusive evidence that the Board has determined that it is equitable to make no adjustment in the circumstances. The Corporation shall take such steps in connection with such transactions as the Corporation shall deem necessary or appropriate to assure that the provisions of this section are effectuated for the benefit of the Participants.

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26.          Communications with Participants

26.1         All notices, statements of account, share certificates or other evidence of share ownership and other documents to be delivered to a Participant shall be deemed duly given when mailed to the Participant's address indicated in his or her Election Agreement. Participants must notify the Payroll Office promptly in writing of any change of address.

26.2         Notices to the Administrative Agent shall be sent to:

c/o CIBC Mellon Trust Company, 320 Bay Street, 3rd Floor, Toronto, Ontario M5H 4A6 Canada, or, by facsimile at (416) 368-2502.

27.          Administrative and Interpretation of the Plan

27.1         The Plan shall be administered by the Board. The Board may from time to time adopt such policies, guidelines, rules and regulations for administering the Plan as it may deem proper and in the best interests of the Corporation and may, subject to applicable law, delegate any of its powers in that capacity to a committee of the Board or an officer or officers of the Corporation.

27.2         Subject to the Plan, nothing contained in the Plan shall be construed to prevent the Board or the Corporation from taking any corporate action which is deemed by the Corporation to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any option granted under the Plan. No Participant, beneficiary or other person shall have any claim against any Employer as a result of any such action.

27.3         All Participant's Contributions received or held by the Corporation under the Plan may be used by the Corporation for any corporate purpose, and the Corporation will not be obligated to segregate such Employee Contributions.

27.4         Determinations of the Board (or a duly appointed committee or individual thereof) as to any questions which may arise with respect to the interpretation of the provisions of the Plan shall be final and binding on all Participants.

27.5         In any case where the strict application of any provision of the Plan may cause hardship to a Participant, the Board (or a duly appointed committee or individual thereof) may in its sole discretion waive or partially waive such strict application, on such terms as it deems appropriate, provided that such a waiver shall not constitute a general waiver of such provision.

27.6         The Participating Companies shall not be liable under the Plan, except in the case of wilful misconduct, for any act or for any omission to act including, any claims of liability with respect to the price at which Shares are acquired for the Participant's Account.

27.7         Neither the Corporation, Participating Companies nor the Administrative Agent shall be liable to any Participant for any loss resulting from a decline in the market value of any Shares purchased by a Participant pursuant to the Plan and any change in market price of the Shares between the time of an Employee Contribution or an Employer Contribution and the time a purchase of Shares using such Contributions takes place.

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28.          Governing Law

28.1         This Plan will be governed and construed in accordance with the laws of the Province of Nova Scotia and the laws of Canada applicable therein.

29.          Effective Date

29.1         The Plan is effective as of May 23, 2012.

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SCHEDULE "C"
DEFERRED SHARE UNIT PLAN

ARTICLE 1 INTRODUCTION

1.1            Purpose

The Corporation's Deferred Share Unit Plan (the "Plan") has been established to provide Directors and Senior Officers of the Corporation with the opportunity to acquire deferred share units in order to allow them to participate in the long term success of the Corporation and to promote a greater alignment of interests between its Directors, Senior Officers and shareholders.

1.2            Definitions

For purposes of the Corporation's Deferred Share Unit Plan:

(a)          "Acknowledgement and Election Form" means a document substantially in the form of Schedule "A";

(b)           "Affiliate" has the meaning assigned by the Securities Act (Ontario), as amended from time to time;

(c)          "Applicable Laws" means all laws and regulations applicable to the Corporation and its affairs, and all applicable regulations and policies of such regulatory authorities, stock exchanges or over-the-counter markets as have jurisdiction over the affairs of the Corporation;

(d)          "Applicable Withholding Taxes" has the meaning set forth in Section 2.4 of the Plan;

(e)           "Associate" has the meaning assigned by the Securities Act (Ontario), as amended from time to time;

(f)           "Award Date" means in respect of Deferred Share Units awarded as (i) the Director’s Retainer, as contemplated by Section 3, the last day of each of March, June, September and December of a calendar year on which dates the Deferred Share Units shall be deemed to be awarded, in arrears, to a Participant; or (ii) discretionary award as contemplated by Section 4, on such date as the Board determines;

(g)           "Award Market Value" means the volume-weighted average trading price of the Shares for the five (5) trading days immediately preceding the Award Date as reported by the Stock Exchange;

(h)           "Board" means the board of Directors of the Corporation;

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(i)          "Business Day" means any day other than a Saturday, Sunday or statutory or civic holiday in the Provinces of Ontario and Nova Scotia;

(j)          "Change in Control" means the occurrence of any one or more of the following events:

(i)          a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its Subsidiaries and another corporation or other entity, as a result of which the holders of Shares prior to the completion of the transaction hold less than 50% of the votes attached to all of the outstanding voting securities of the successor corporation or entity after completion of the transaction;

(ii)         a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(iii)        any person, entity or group of persons or entities acting jointly or in concert (the "Acquirer") acquires, or acquires control (including, without limitation, the power to vote or direct the voting) of, voting securities of the Corporation which, when added to the voting securities owned of record or beneficially by the Acquirer or which the Acquirer has the right to vote or in respect of which the Acquirer has the right to direct the voting, would entitle the Acquirer and/or Associates and/or affiliates of the Acquirer to cast or direct the casting of 50% or more of the votes attached to all of the Corporation’s outstanding voting securities which may be cast to elect Directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect Directors);

(iv)        as a result of or in connection with: (A) the contested election of Directors or (B) a transaction referred to in subparagraph 1.2(j)(i) above, the nominees named in the most recent Management Information Circular of the Corporation for election to the board of Directors of the Corporation shall not constitute a majority of the Directors; or

(v)         the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent;

(k)          "Committee" means the committee of the Board responsible for recommending to the Board the compensation of the Participants, which at the effective date of the Plan is the Nominations and Compensation Committee;

(l)          "Corporate Secretary" means the corporate secretary of the Corporation;

(m)          "Corporation" means Brigus Gold Corp. and its successors and assigns, and any reference in the Plan to activities by the Corporation means action by or under the authority of the Board or the Committee;

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(n)          "Deferred Share Unit" means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Section 5;

(o)          "Director" means any member of the Board;

(p)          "Director’s Retainer" means the basic retainer payable to a Director for service as a member of the Board during a calendar year and, for greater certainty, shall not include, committee chairperson retainers, committee member retainers, Board or committee meeting fees, special remuneration for ad hoc services rendered to the Board or any discretionary grant of Deferred Share Units, if any;

(q)          "Insider" has the meaning set out in the TSX Company Manual;

(r)          "Options" means stock options under the Option Plan;

(s)          "Option Plan" means the Brigus Gold Corp. Stock Option Plan, as amended from time to time;

(t)          "Participant" means a current or former Director or Senior Officer who has been or is eligible to be credited with Deferred Share Units under the Plan;

(u)          "Plan" means the Brigus Gold Corp. Deferred Share Unit Plan, as amended from time to time;

(v)         "Settlement Date" means, subject to the provisions of Section 5.1(a), in respect of a vested Deferred Share Unit, the Business Day following the Separation Date, or any other date after the Separation Date as may be selected by the Committee, but no later than the last business day of the calendar year following the calendar year in which the Separation Date occurs;

(w)          "Security Based Compensation Arrangement" has the meaning ascribed thereto in Section 613 (or any successor thereto) of the TSX Company Manual (as the same may be amended from time to time), and includes, without limitation:

(i)            stock option plans for the benefit of employees, insiders, service providers or any one of such groups;

(ii)           individual stock options granted to employees, service providers or insiders if not granted pursuant to a plan previously approved by the Corporation's security holders;

(iii)          stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased;

(iv)          stock appreciation rights involving issuances of securities from treasury;

Brigus Management Information Circular	C-3

(v)         any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Corporation; and

(vi)        security purchases from treasury by an employee, insider or service provider which is financially assisted by the Corporation by any means whatsoever;

(x)          "Senior Officer" means any one of the President, the Chief Executive Officer, the Chief Financial Officer or Vice-Presidents of the Corporation;

(y)          "Separation Date" means the earliest date on which all three of the following conditions are satisfied:

(i)          the Participant ceases to be a Director or Senior Officer for any reason other than death; and

(ii)         the Participant is neither a Director or Senior Officer; and

(iii)        the Participant is no longer employed by the Corporation in any capacity;

(z)           "Share" means a common share of the Corporation;

(aa)         "Stock Exchange" means the Toronto Stock Exchange, or, if the Shares are not listed on the TSX at the relevant time, such other stock exchange or over-the-counter market on which the Shares are principally listed or quoted, as the case may be; and

(bb)         "Subsidiary" means any related entity to the Corporation, as such term is defined in National Instrument 45-106 - Prospectus and Registration Exemptions of the Canadian Securities Administrators.

1.3           Effective Date of the Plan

The effective date of the Plan shall be May 23, 2012. The Board shall review and confirm the terms of the Plan from time to time.

2.             ADMINISTRATION

2.1           Administration of the Plan

The Plan shall be administered by the Board, which shall have full authority to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan and to make such determinations as it deems necessary or desirable for the administration of the Plan. All actions taken and decisions made by the Board in this regard shall be final, conclusive and binding on all parties concerned, including, but not limited to, the Corporation, the Participants and their legal representatives.

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2.2            Delegation

The Board may delegate to any Director, officer or employee of the Corporation such of the Board’s duties and powers relating to the Plan as the Board may see fit.

2.3            Determination of Value if Shares Not Publicly Traded

Should the Shares not be publicly traded on the Stock Exchange at the relevant time, such that the Award Market Value cannot be determined in accordance with the formulae set out in the definitions of those terms, such values shall be determined by the Committee acting in good faith.

2.4            Taxes and Other Source Deductions

The Corporation shall be authorized to withhold or deduct such amounts, if any, as may be required to be withheld or deducted under applicable taxation or other laws (the "Applicable Withholding Taxes"). Any issuance of Shares under the Plan shall be subject to the provision that the Corporation may, in its sole discretion, require the Participant to reimburse the Corporation for any amounts required to be withheld as taxes in respect of the issuance of the Shares to such Participant. In lieu thereof, the issuance of Shares under the Plan is conditional upon the Corporation's reservation, in its discretion, of the right to withhold, consistent with any applicable law, from any compensation or other amounts payable to the Participant, any amounts required to be paid by the Corporation to any taxing or other governmental authority on behalf of the Participant or its own behalf under any federal, state, provincial or local law as a result of the issuance of Shares under the Plan.

2.5            Compliance with Income Tax Act

Notwithstanding the foregoing, all actions of the Board, the Committee and the Corporate Secretary shall be such that this Plan continuously meets the conditions of paragraph 6801(d) of the Regulations under the Income Tax Act (Canada), or any successor provision, in order to qualify as a "prescribed plan or arrangement" for the purposes of the definition of a "salary deferral arrangement" contained in subsection 248(1) of the Income Tax Act (Canada).

2.6            No Liability

Neither the Board, the Committee, the Corporate Secretary, nor any officer or employee of the Corporation shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan, and the members of the Board, the Committee, the Corporate Secretary and such officers and employees of the Corporation shall be entitled to indemnification by the Corporation in respect of any claim, loss, damage or expense (including legal fees and disbursements) arising therefrom to the fullest extent permitted by law. The costs and expenses of implementing and administering this Plan shall be borne by the Corporation.

2.7            Eligibility

Deferred Share Units may be awarded under the Plan only to persons who are Directors or Senior Officers on the Award Date.

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2.8           Information

As a condition of participating in the Plan, each Participant shall provide the Corporation with all information and undertakings that the Corporation requires in order to administer the Plan and comply with Applicable Laws.

2.9           Currency

Except where expressly provided otherwise all references in the Plan to currency refer to lawful Canadian currency.

3.             PAYMENT OF DIRECTOR’S RETAINER

A Director shall have the right to elect in each calendar year the manner in which the Participant wishes to receive the Director’s Retainer (whether in cash, Deferred Share Units or a combination thereof) by completing, signing and delivering to the Corporate Secretary the Acknowledgement and Election Form: (a) in the case of a current Director, by December 31 of such calendar year with such election to apply in respect of the Director’s Retainer for the following calendar year; or (b) in the case of a new Director, within thirty (30) days after the Director’s first election or appointment to the Board with such election to apply in respect of the calendar year in which such Director was elected or appointed to the Board. The Board may, from time to time, set such limits on the manner in which the Participants may receive their Director’s Retainers and every election made by a Participant in his or her Acknowledgement and Election Form shall be subject to such limits once they are set. If the Acknowledgment and Election Form is signed and delivered in accordance with this Article 3, the Corporation shall pay and/or issue the Director’s Retainer for the calendar year in question, as the case may be, to such Director in accordance with such Director’s Acknowledgment and Election Form. If the Acknowledgment and Election Form is not signed and delivered in accordance with this Article 3, the Corporation shall pay the Director’s Retainer in cash. If a Director has signed and delivered an Acknowledgment and Election Form in respect of one calendar year in accordance with this Article 3, but has not subsequently signed and delivered a new Acknowledgment and Election Form in respect of a subsequent calendar year, the Corporation shall continue to pay and/or issue the Director’s Retainer for each subsequent calendar year, if any, in the manner specified in the last Acknowledgment and Election Form that was signed and delivered by the Director in accordance with this Article 3, until such time as the Director signs and delivers a new Acknowledgment and Election Form in accordance with this Article 3.

4.          DISCRETIONARY GRANTS

Subject to this Article 4 and such other terms and conditions as the Board or the Committee may prescribe, the Committee may recommend the award of, and the Board may, acting on such recommendation, from time to time award, Deferred Share Units to a Participant, provided that in no event may a Participant receive, in any one year, a number of Deferred Share Units having an Award Market Value greater than:

(a)          in the case of a Participant who is a Director, an amount equal to the value of the Director’s Retainer for such Director for such year; and

(b)          in the case of a Participant who is a Senior Officer, an amount equal to the base salary for such Senior Officer for such year.

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5.             DEFERRED SHARE UNITS

5.1           Deferred Share Unit Accounts and Vesting

(a)          All Deferred Share Units received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation as of the Award Date, except where Deferred Share Units have been granted pursuant to Section 4, in which case such Deferred Share Units shall be credited to the Participant’s account according to a vesting schedule recommended by the Committee and approved by the Board at its discretion. Notwithstanding the foregoing:

(i)          the vesting schedule of an award of Deferred Share Units will be determined by the Board at the time of grant; and

(ii)         if the Board does not determine a vesting schedule for Deferred Share Units awarded to Directors, such Deferred Share Units shall vest immediately upon being awarded.

For administrative purposes, a separate register shall be maintained for each Participant by the Corporation for unvested Deferred Share Units. Unless otherwise determined by the Board, or as otherwise provided in the Plan, such Deferred Share Units shall cease to vest on the Separation Date and any Deferred Share Units which have not vested on the Separation Date shall be cancelled.

(b)          Notwithstanding the foregoing, unless otherwise determined by the Committee or the Board at or after the Award Date:

(i)          any Deferred Share Units outstanding immediately prior to the occurrence of a Change in Control, but which are not then vested, shall vest immediately upon the Change of Control; and

(ii)         any Deferred Share Units which are credited to a Participant and are outstanding immediately prior to the Separation Date shall become fully vested on the Separation Date if such Separation Date was the result of (i) the termination by the Corporation without cause, or (ii) the resignation, at the request of the Corporation, of such Participant’s position as a Director or Senior Officer and such Participant’s employment with the Corporation, if any.

5.2            Number of Deferred Share Units

(a) The number of Deferred Share Units (including fractional Deferred Share Units) to be credited as of the Award Date in respect of the Director’s Retainer shall be determined by dividing (a) the amount of the Director’s Retainer to be paid in Deferred Share Units by (b) the Award Market Value, with fractions computed to three decimal places.

(b) The number of Deferred Share Units (including fractional Deferred Share Units) to be credited as of the Award Date in respect of a grant under Section 4 shall be such number of Deferred Share Units as the Board in its discretion determines to be appropriate in the circumstances.

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5.3 Confirmation of Award

Certificates representing Deferred Share Units shall not be issued by the Corporation. Instead, the award of Deferred Share Units to a Participant shall be evidenced by a letter to the Participant from the Corporation in the form attached hereto as Schedule "B".

5.4 Reporting of Deferred Share Units

Statements of the Deferred Share Unit accounts will be provided to the Participants on an annual basis in January of each year.

5.5 Redemption of Deferred Share Units

Subject to the limitations contained in this Section 5.5, and unless the Deferred Share Units have expired or been terminated in accordance with this Plan, the Deferred Share Units shall be settled as per this Section 5.5. The Participant (or, if deceased, his or her estate) shall receive as soon as practicable after the Settlement Date, but no later than the last business day of the calendar year following the calendar year in which the Separation Date occurs, the number of Deferred Share Unit Shares represented by the vested Deferred Share Units then recorded in the name of such Participant, less any number of Shares representing the amount which may be required to be withheld or deducted under applicable taxation or other laws.

5.6 Death of Participant Prior to Redemption

If a Participant dies prior to the redemption of the Deferred Share Units credited to the account of such Participant under the Plan, there shall be issued to the estate of such Participant on or about the thirtieth (30th) day after the Corporation is notified of the death of the Participant a number of Shares equivalent to the amount which would have been issued to the Participant pursuant to and subject to Section 5.5, calculated on the basis that the day on which the Participant died is the Settlement Date and that all such Deferred Share Units vested on such date. Upon redemption in full of all of the Deferred Share Units that become redeemable under this Section 5.6, the Deferred Share Units shall be cancelled and no further issuances of securities or payments will be made from the Plan in relation to the Participant.

5.7 Adjustments

(a) Subdivisions and Redivisions: In the event of any subdivision or redivision of the Shares at any time into a greater number of Shares, all Deferred Share Units outstanding at the time of such subdivision or redivision shall be deemed to have been subdivided or redivided on the same basis as of such time, without the Participant making any additional payment or giving any other consideration therefor.

(b) Consolidations: In the event of any consolidation of the Shares at any time into a lesser number of Shares, all Deferred Share Units outstanding at the time of such consolidation shall be deemed to have been consolidated on the same basis as of such time, without the Participant making any additional payment or giving any other consideration therefor.

(c) Reclassifications/Changes: In the event of any reclassification or change of the Shares at any time, the Corporation shall thereafter deliver at the time of redemption of any Deferred Share Unit, where the Board elects pursuant to Section 5.5 to redeem such Deferred Share Unit by issuing Shares, the number of securities of the Corporation of the appropriate class or classes resulting from said reclassification or change as the Participant would have been entitled to receive in respect of the number of Shares for which such Deferred Share Unit is then being redeemed had such Deferred Share Unit been exercised before such reclassification or change.

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(d) Other Capital Reorganizations: In the event of any capital reorganization of the Corporation at any time which is, not otherwise covered in this Section 5.7, or a consolidation, amalgamation or merger of the Corporation with or into any other entity, or the sale of the properties and assets of the Corporation as or substantially as an entirety to any other entity (a "Reorganization"), each Deferred Share Unit that is outstanding on, and has not been redeemed prior to, the record date or the effective date (as applicable) of such Reorganization, shall entitle the Participant to whom it is credited to receive, upon the redemption of such Deferred Share Unit thereafter where the Board elects pursuant to Section 5.5 to redeem such Deferred Share Unit by issuing Shares, the number of other securities or property of the entity resulting from such Reorganization that the Participant would have been entitled to receive on such Reorganization if, on the record date or the effective date of such Reorganization, such Participant had been the registered holder of the number of Shares to which such Participant would have been entitled had such Deferred Share Unit been redeemed immediately before such record date or effective date.

(e) Other Changes: In the event that the Corporation takes any action affecting the Shares at any time, other than any action described above, which in the opinion of the Board would materially affect the rights of the Participant, or in the event that the Board, in good faith, determines that the adjustments prescribed by this Section 5.7 for the actions describe above would not be fair to Participants, the number of Shares issuable upon the redemption of any Deferred Share Unit will be adjusted in such manner, if any, and at such time, as the Board may determine, but subject in all cases to any necessary regulatory and, if required, shareholder approval. Failure to take such action by the Board so as to provide for an adjustment on or prior to the effective date of any action by the Corporation affecting the Shares will be conclusive evidence that the Board has determined that it is equitable to make no adjustment in the circumstances.

(f) The Corporation shall not be obligated to issue fractional Shares in satisfaction of its obligations under the Plan or any Deferred Share Unit and the Participant will not be entitled to receive any form of compensation in lieu thereof.

(g) If at any time the Corporation grants to its shareholders the right to subscribe for and purchase pro rata additional securities of any other corporation or entity, there shall be no adjustments made to the number of Shares or other securities subject to the Deferred Share Units in consequence thereof and the Deferred Share Units shall remain unaffected.

(h) The adjustment in the number of Shares issuable pursuant to Deferred Share Units provided for in this Section 5.7 shall be cumulative.

(i) On the happening of each and every of the foregoing events, the applicable provisions of the Plan and each of them shall, ipso facto, be deemed to be amended accordingly and the Board shall take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any outstanding Deferred Share Unit (and the Plan) and the exercise price thereof.

5.8 Issuance of Shares

(a) Compliance with Applicable Laws: No Share shall be delivered under the Plan unless and until the Board has determined that all provisions of Applicable Laws and the requirements of the Stock Exchange have been satisfied. The Board may require, as a condition of the issuance and delivery of Shares pursuant to the terms hereof, that the recipient of such Shares make such covenants, agreements and representations, as the Board in its sole discretion deems necessary or desirable.

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(b) No Fractional Shares: The Corporation shall not be required to issue fractional Shares on account of the redemption of Deferred Share Units. If any fractional interest in a Share would, except for this provision, be deliverable on the redemption of Deferred Share Units, the Corporation shall, in lieu of delivering any certificate of such fractional interest, satisfy such fractional interest by paying to the Designated Participant or his Beneficiary, if applicable, a cash amount equal to the fraction of the Share corresponding to such fractional interest multiplied by the Market Value of such Share.

5.9 No Interest

For greater certainty, no interest shall accrue to, or be credited to, a Participant on any amount payable under the Plan.

6.          GENERAL

6.1 Amendment, Suspension, or Termination of Plan

(a) Subject to Sections 6.1(b) to (e), the Board may, in its sole discretion, at any time and from time to time: (i) amend or suspend the Plan in whole or in part, (ii) amend or discontinue any Deferred Share Units granted under the Plan, and (iii) terminate the Plan, without prior notice to or approval by any Participants or shareholders of the Corporation. Without limiting the generality of the foregoing, the Board may:

(i)          make amendments of a "housekeeping" nature, including any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision hereof;

(ii)         amend the definition of "Participant" or the eligibility requirements for participating in the Plan, where such amendment would not have the potential of broadening or increasing Insider participation;

(i)          amend the manner in which Participants may elect to participate in the Plan or elect Settlement Dates;

(ii)         amend the provisions of this Plan relating to the redemption of Deferred Share Units and the dates for the redemption of the same;

(iii)        make any amendment which is intended to ensure compliance with Applicable Laws and the requirements of the Stock Exchange;

(iv)        make any amendment which is intended to provide additional protection to shareholders of the Corporation (as determined at the discretion of the Board);

(v)         make any amendment which is intended to remove any conflicts or other inconsistencies which may exist between any terms of the Plan and any provisions of any Applicable Laws and the requirements of the Stock Exchange;

Brigus Management Information Circular	C-10

(vi)        make any amendment which is intended to cure or correct any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error;

(vii)       make any amendment which is not expected to materially adversely affect the interests of the shareholders of the Corporation; and

(viii)      make any amendment which is intended to facilitate the administration of the Plan.

(b) Any such amendment, suspension, or termination shall not adversely affect the Deferred Share Units previously granted to a Participant at the time of such amendment, suspension or termination, without the consent of the affected Participant.

(c) No modification or amendment to the following provisions of the Plan shall be effective unless and until the Corporation has obtained the approval of the shareholders of the Corporation in accordance with the rules and policies of the Stock Exchange:

(iii)        the number of Shares reserved for issuance under the Plan (including a change from a fixed maximum number of Shares to a fixed maximum percentage of Shares);

(iv)        the definition of "Participant" or the eligibility requirements for participating in the Plan, where such amendment would have the potential of broadening or increasing Insider participation;

(v)         the extension of any right of a Participant under the Plan beyond the date on which such right would originally have expired;

(d) No amendment, suspension or discontinuance of the Plan or of any granted Deferred Share Unit may contravene the requirements of the Stock Exchange or any securities commission or regulatory body to which the Plan or the Corporation is now or may hereafter be subject.

(e) If the Board terminates the Plan, no new Deferred Share Units (other than Deferred Share Units that have been granted but vest subsequently pursuant to Section 5.1) will be credited to the account of a Participant, but previously credited (and subsequently vesting) Deferred Share Units shall be redeemed in accordance with the terms and conditions of the Plan existing at the time of termination. The Plan will finally cease to operate for all purposes when the last remaining Participant receives the redemption price for all Deferred Share Units recorded in the Participant’s account. Termination of the Plan shall not affect the ability of the Board to exercise the powers granted to it hereunder with respect to Deferred Share Units granted under the Plan prior to the date of such termination.

6.2           Compliance with Laws

(a) The administration of the Plan, including the Corporation’s issuance of any Deferred Share Units or its obligation to make any payments or issuances of securities in respect thereof, shall be subject to and made in conformity with all Applicable Laws.

Brigus Management Information Circular	C-11

(b) Each Participant shall acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that the Participant shall, at all times, act in strict compliance with the Plan and all Applicable Laws, including, without limitation, those governing "insiders" of "reporting issuers" as those terms are construed for the purposes of applicable securities laws, regulations and rules.

(c) In the event that the Committee recommends and the Board, after consultation with the Corporation’s Chief Financial Officer and external auditors, determines that it is not feasible or desirable to honour an election in favour of Deferred Share Units or to honour any other provision of the Plan (other than the Settlement Date) under International Financial Reporting Standards as applied to the Plan and the accounts established under the Plan for each Participant, the Committee shall recommend and the Board shall make such changes to the Plan as the Board reasonably determines, after consultation with the Corporation’s Chief Financial Officer and external auditors, are required in order to avoid adverse accounting consequences to the Corporation with respect to the Plan and the accounts established under the Plan for each Participant, and the Corporation’s obligations under the Plan shall be satisfied by such other reasonable means as the Board shall in its good faith determine.

6.3           Reorganization of the Corporation

The existence of any Deferred Share Units shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Corporation or the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

6.4           General Restrictions and Assignment

(a) Except as required by law, the rights of a Participant under the Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant.

(b) The rights and obligations of the Corporation under the Plan may be assigned by the Corporation to a successor in the business of the Corporation.

6.5           No Right to Service

Neither participation in the Plan nor any action taken under the Plan shall give or be deemed to give any Participant a right to continued appointment as a Director or as a Senior Officer, continued employment with the Corporation and shall not interfere with any right of the shareholders of the Corporation to remove any Participant as a Director or any right of the Corporation to terminate a Senior Officer’s office or employment with the Corporation at any time.

6.6           No Shareholder Rights

Deferred Share Units are not Shares and under no circumstances shall Deferred Share Units be considered Shares. Deferred Share Units shall not entitle any Participant any rights attaching to the ownership of Shares, including, without limitation, voting rights, dividend entitlement or rights on liquidation, nor shall any Participant be considered the owner of the Shares by virtue of the award of Deferred Share Units.

Brigus Management Information Circular	C-12

6.7           Units Non-Transferable

Deferred Share Units are non-transferable (except to a Participant’s estate as provided in Section 5.6).

6.8           Unfunded and Unsecured Plan

The Corporation shall not be required to fund, or otherwise segregate assets to be used for required payments under the Plan. Unless otherwise determined by the Board, the Plan shall be unfunded and the Corporation will not secure its obligations under the Plan. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Deferred Share Units under the Plan, such rights (unless otherwise determined by the Board) shall have no greater priority than the rights of an unsecured creditor of the Corporation.

6.9           No Other Benefit

No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of a Share, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

6.10         Governing Law

The Plan shall be governed by, and interpreted in accordance with, the laws of the Province of Nova Scotia and the laws of Canada applicable therein, without regard to principles of conflict of laws.

6.11         Interpretation

In this text, words importing the singular meaning shall include the plural and vice versa, and words importing the masculine shall include the feminine gender.

6.12         Severability

The invalidity or unenforceability of any provision of this Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from this Plan.

7.              LIMITATIONS ON SHARES TO BE ISSUED

7.1           Maximum Number of Shares Issuable

Subject to adjustment in accordance with Section 5.7, the maximum number of Shares which the Corporation may issue from treasury in connection with the redemption of Deferred Share Units granted under the Plan shall be 5,000,000 Shares, or such greater number as may be approved from time to time by the Corporation’s shareholders.

7.2           Maximum Number of Shares Issuable to Insiders

The maximum number of common shares that maybe (i) issued to Insiders pursuant to the Plan within any one year period, and (ii) issuable to Insiders pursuant to the Plan at any time, when combined with all of Shares issuable pursuant to any other Security Based Compensation Arrangement, shall not exceed 10% of the total number of outstanding Shares.

APPROVED by the Board of Brigus Gold Corp. on May 23, 2012.

Brigus Management Information Circular	C-13

SCHEDULE "A"

BRIGUS GOLD CORP.

DEFERRED SHARE UNIT PLAN

THIS ACKNOWLEDGEMENT AND ELECTION FORM MUST BE RETURNED TO BRIGUS GOLD CORP. (THE "CORPORATION") AT THE FOLLOWING FAX NUMBER: 1-902-491-4281 BY 5:00 P.M. (EASTERN TIME) BEFORE DECEMBER 31, 2012. [FOR NEW PARTICIPANTS: WITHIN 30 DAYS OF ELIGIBILITY TO PARTICIPATE]

ACKNOWLEDGEMENT AND ELECTION FORM

Note: All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Deferred Share Unit Plan of the Corporation.

Part A: General

(a)          I have received and reviewed a copy of the Brigus Gold Corp. Deferred Share Unit Plan (the "Plan") and agree to be bound by it.

(b)          The value of a Deferred Share Unit is based on the trading price of a Share and is thus not guaranteed. The eventual value of a Deferred Share Unit on the applicable Settlement Date may be higher or lower than the value of the Deferred Share Unit at the time it was allocated to my account in the Plan.

(c)          I will be liable for income tax when Deferred Share Units vest or are redeemed in accordance with the Plan. Any cash payments made pursuant to the Plan shall be net of Applicable Withholding Taxes (including, without limitation, applicable source deductions). I understand that the Corporation is making no representation to me regarding taxes applicable to me under this Plan and I will confirm the tax treatment with my own tax advisor.

(d)          No funds will be set aside to guarantee the redemption of Deferred Share Units or the payment of any other sums due to me under the Plan. Future payments pursuant to the Plan are an unfunded liability recorded on the books of the Corporation. Any rights under the Plan by virtue of a grant of Deferred Share Units shall have no greater priority than the rights of an unsecured creditor.

(e)          I acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that I shall, at all times, act in strict compliance with the Plan and all Applicable Laws, including, without limitation, those governing "insiders" of "reporting issuers" as those terms are construed for the purposes of applicable securities laws, regulations and rules.

Brigus Management Information Circular	C-14

(f)          I agree to provide the Corporation with all information and undertakings that the Corporation requires in order to administer the Plan and comply with Applicable Laws.

(g)          I understand that:

(i)          All capitalized terms shall have the meanings attributed to them under the Plan;

(ii)         All cash payments, if any, will be net of any Applicable Withholding Taxes; and

(iii)        If I am a Director and I resign or am removed from the Board or if I am a Senior Officer and I cease to be employed by the Corporation, unless otherwise determined by the Board, I will forfeit any Deferred Share Units which have not yet vested on such date, as set out in detail in the Plan.

Part B: Director's Retainer

I am a Director and I hereby elect irrevocably to have my Director's Retainer for the 20 calendar year payable as follows:

(a)           % in Deferred Share Units; and

(b)           % in cash.

The total amount of A and B must equal 100%. You must elect in increments of 10% under A and B. The percentage allocated to Deferred Share Units may be limited by the Board of Directors of the Corporation at its discretion.

Dated this ________day of_____________________, 2012.

Participant Signature: ________________________.

Participant Name: ___________________________.

Brigus Management Information Circular	C-15

SCHEDULE "B"

BRIGUS GOLD CORP.

DEFERRED SHARE UNIT PLAN

Personal & Confidential

[Date]

[Name of Director/Senior Officer]

Dear [Name]:

[If the Participant is Director who has made an election: This is to confirm that for the [year] calendar year you have elected to receive Deferred Share Units ("DSUs") in lieu of receiving [number]% of your Director’s Retainer for such calendar year in cash]

We are pleased to advise you that [number] DSUs have been awarded to you at the discretion of the Board of Directors of Brigus Gold Corp. pursuant to the Brigus Gold Corp. Deferred Share Unit Plan (the "Plan") and will be credited to your account in accordance with the following vesting schedule:

[Vesting Date] [Number of Deferred Share Units Vested]

[Vesting Date] [Number of Deferred Share Units Vested]

[Vesting Date] [Number of Deferred Share Units Vested]

[Vesting Date] [Number of Deferred Share Units Vested]

Number of DSUs

BRIGUS GOLD CORP.

Per:
Name:
Title:
I have authority to bind the Corporation

Brigus Management Information Circular	C-16